   As filed with the Securities and Exchange Commission on May 12, 1999
                                                      Registration No. 333-74719

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                ---------------

                            AMENDMENT NO. 3 TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                ---------------

                               ZANY BRAINY, INC.
             (Exact name of registrant as specified in its charter)

                                ---------------

          Pennsylvania                         5945                 23-2663337
  (State or other jurisdiction     (Primary Standard Industrial    (IRS Employer
of incorporation or organization)    Classification Code No.)   Identification No.)

                                ---------------

                           308 East Lancaster Avenue
                              Wynnewood, PA 19096
                                 (610) 896-1500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                               Keith C. Spurgeon
                            Chief Executive Officer
                           308 East Lancaster Avenue
                              Wynnewood, PA 19096
                                 (610) 896-1500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                        Copies of all communications to:

             ALAN SINGER                            THOMAS C. SADLER
     Morgan, Lewis & Bockius LLP                    Latham & Watkins
          1701 Market Street                633 West 5th Street, Suite 4000
     Philadelphia, PA 19103-2921                 Los Angeles, CA 90071
            (215) 963-5000                           (213) 485-1234

                                ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                      CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                    Proposed Maximum Proposed Maximum
       Title of Each Class           Amount to be    Offering Price      Aggregate        Amount of
 of Securities to be Registered     Registered(1)     Per Share(2)   Offering Price(2) Registration Fee
-------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value...   7,015,000 shares      $12.00         $84,180,000        $23,403
-------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Includes 915,000 shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.
                                ---------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+We will amend and complete the information in this prospectus. Although we + +are permitted by US federal securities law to offer these securities using + +this prospectus, we may not sell them or accept your offer to buy them until + +the documentation filed with the SEC relating to these securities has been + +declared effective by the SEC. This prospectus is not an offer to sell these + +securities or our solicitation of your offer to buy these securities in any +
+jurisdiction where that would not be permitted or legal.                      +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                    SUBJECT TO COMPLETION--May 12, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Prospectus
        , 1999

                                      Logo

                               Zany Brainy, Inc.

                     6,100,000 Shares of Common Stock

--------------------------------------------------------------------------------

                                The Offering:

  Zany Brainy:

  .We are a leading             .We are offering
    specialty retailer of         3,807,669 of the
    high quality toys,            shares and existing
    games, books and              shareholders are
    multimedia products           offering 2,292,331 of
    for children.                 the shares.

  .Zany Brainy, Inc.            .The underwriters have
    308 East Lancaster Avenue     an option to purchase
    Wynnewood, PA 19096           an additional 915,000
    (610) 896-1500                shares from Zany
                                  Brainy.


  Proposed Symbol and           .This is our initial
    Market:                       public offering, and
                                  no public market
                                  currently exists for
                                  our shares.

  .ZANY/Nasdaq National
    Market

                                .We plan to use the
                                  proceeds from this
                                  offering to repay bank
                                  debt, open our new
                                  distribution center
                                  and additional stores,
                                  implement new
                                  enterprise software,
                                  develop an internet
                                  shopping site and for
                                  other working capital
                                  and general corporate
                                  purposes. We will not
                                  receive any proceeds
                                  from the shares sold
                                  by the selling
                                  shareholders.

                                .Closing:      , 1999

  ---------------------------------------------------

                                        Per Share       Total
  -----------------------------------------------------------
  Public offering price:                $10.00 - $12.00 $
  Underwriting fees:
  Proceeds to Zany Brainy:
  Proceeds to the selling shareholders:

  ---------------------------------------------------

    This investment involves risks. See "Risk Factors" beginning on page 5.

--------------------------------------------------------------------------------

Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

Donaldson, Lufkin & Jenrette
                  BT Alex. Brown
                           William Blair & Company
                                                      U.S. Bancorp Piper Jaffray

              The undersigned is facilitating Internet distribution.

                                 DLJdirect Inc.

             [Depicted on the front cover page is a jumping child]

[Depicted on the inside front cover page are photographs of Zany Brainy stores, customers and a picture of a young girl painting with the following text: "Zany Brainy on a Mission To provide a unique retail environment where Inter-Activity reigns... where connections flourish. Between parents and children. Kids and toys. Staff and families. Store and community. Friends and peers. And, most importantly, between the ZANYNESS of play and the BRAINYNESS of learning. Through the experience of Inter-Activity, we spark the imagination and nurture the sense of accomplishment so vital to every child's future."]

                               TABLE OF CONTENTS

                                                                       Page
                                                                       ----
Prospectus Summary.................................................      1
Risk Factors.......................................................      5
Forward-Looking Statements.........................................     14
Use of Proceeds....................................................     15
Dividend Policy....................................................     15
Capitalization.....................................................     16
Dilution...........................................................     17
Selected Consolidated Historical Financial and Operating Data......     18
 Management's Discussion and Analysis of Financial Condition
 and Results of Operations.........................................     19

                                                                       Page
                                                                       ----
Our Business..........................................................  28
Management............................................................  38
Certain Transactions..................................................  43
Principal and Selling Shareholders....................................  45
Description of Capital Stock..........................................  48
Shares Eligible for Future Sale.......................................  51
Underwriting..........................................................  52
Experts...............................................................  55
Legal Matters.........................................................  55
Additional Information................................................  55
Index to Our Financial Statements..................................... F-1

-------------------------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus should create an implication that the information contained in this prospectus or the affairs of Zany Brainy have not changed since the date of this prospectus.

-------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

   The following summarizes information in other sections of our prospectus, including our consolidated financial statements and the notes to these statements. You should read the entire prospectus carefully. Generally, references to "Zany Brainy," "we," "us" and "our" mean Zany Brainy, Inc. and our subsidiaries. Our fiscal year ends on the Saturday nearest to January 31 and is named for the calendar year ending closest to that date. For example, our fiscal year ended January 30, 1999 is called "1998."

                                  Zany Brainy

   Zany Brainy is a leading and rapidly growing specialty retailer of high quality toys, games, books and multimedia products for kids. We are a different kind of toy store with a unique product mission and a passionate commitment to our customers. We believe that learning should be fun. Our products entertain, educate and spark the imaginations of children up to 12 years of age. Zany Brainy combines this distinctive merchandise offering with superior customer service and daily in-store events to create an interactive, "kid-friendly" and exciting shopping experience for children and adults. We opened our first store in Pennsylvania in 1991 and, as of May 1, 1999, we operated 82 stores in 23 states. We opened 23 new stores last year and plan to add approximately 25 stores in 1999, seven of which we have already opened, and approximately 25 stores in 2000. Our sales grew 36.6% in 1998 to $168.5 million and we experienced comparable store sales growth of 9.1% in 1997, 9.9% in 1998 and 9.0% in the first quarter of 1999.

 Our Unique Product Mission

   We carefully select products that encourage children's educational, emotional or physical development. Zany Brainy does not sell products that are inconsistent with our mission, such as toys that may reinforce gender stereotypes or encourage violence. In addition, we generally do not offer TV-promoted, mass marketed items. Our extensive selection of over 15,000 stock keeping units includes:

  . Toys, games and puzzles                 . Infant development toys

  . Books, audio cassettes and videotapes   . Arts and crafts

  . Computer software and electronic learning aids
                                            . Building toys and trains

  . Plush and dolls                         . Sport-theme toys

   Many manufacturers of the specialty products we offer currently do not sell their products through discounters or mass market retailers. Excluding books and multimedia, we believe that generally less than 30% of the stock keeping units that we carry are available at Toys "R" Us.

 Our Inviting and Interactive Stores

   Our prototype 10,600 square foot stores are bright, colorful and inviting and present our product offering in 11 major categories. Large banners with unique graphics identify each of these categories to help customers find specific items quickly. Our stores are fully-carpeted and have low shelving to encourage children to see, touch and play with our products. Children can read books in our reading area, try software products and play with electronic learning aids at one of our interactive demonstration stations or watch movies in our Zany Showtime Theater. Our stores also feature free fun every day, offering scheduled events such as creative arts and crafts activities, character and author appearances and mini-concerts by children's performers. We believe these elements make our stores an attractive destination for children and adults.

 Our Knowledgeable and Highly-Trained Associates

   Our highly-trained sales associates provide knowledgeable and enthusiastic service that we believe helps us maintain the confidence, loyalty and trust of our customers. Zany Brainy seeks employees that have a passion for addressing the needs of our customers, enjoy working with children and appreciate how kids learn through play. Accordingly, we actively recruit educators, child care providers and back-to-work parents as sales associates. We train our sales associates to proactively advise customers on product features, benefits and age-appropriateness. In addition, we staff our stores with book, multimedia and other specialists who have an in-depth knowledge of their product categories.

 Principal Executive Offices

   Zany Brainy, Inc.
   308 East Lancaster Avenue
   Wynnewood, PA 19096
   Phone: 610-896-1500

 Incorporation

   We were incorporated in 1991 in Pennsylvania under the name Children's Concept, Inc. and, in March 1999, we changed our name to Zany Brainy, Inc.

                                  The Offering

Common stock offered by:
  Zany Brainy................ 3,807,669 shares
  Selling shareholders....... 2,292,331 shares
                                    ----------------------
    Total.................... 6,100,000 shares
Common stock to be
 outstanding
 after this offering......... 20,468,350 shares
Use of proceeds.............. We plan to use the proceeds from this offering to repay bank debt, open a new distribution
                              center and additional stores, implement new
                              enterprise software, develop an internet
                              shopping site and for other working capital and
                              general corporate purposes. We will not receive
                              any proceeds from the shares sold by the selling
                              shareholders.
Proposed Nasdaq National
 Market symbol............... ZANY

   The number of shares of common stock to be outstanding after this offering is based on shares outstanding at May 1, 1999:

  . excluding 3,600,710 shares of common stock issuable upon the exercise of options and warrants outstanding as of May 1, 1999 at a weighted average exercise price of $5.45 per share and 2,068,758 shares reserved for future grants under our 1993 stock incentive plan and our 1998 equity compensation plan; and

  . including 25,000 shares to be sold in this offering, which shares are to be issued in connection with the exercise of stock options immediately prior to completion of this offering.

   Generally, the information in this prospectus:

  . assumes there is no exercise of the underwriters' over-allotment option;
    and

  . gives effect to the conversion of all outstanding shares of preferred stock into shares of common stock.

                      Summary Consolidated Financial Data

   You should read the data set forth below together with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. Our fiscal year consists of 52 or 53 weeks, ends on the Saturday nearest January 31 and is named for the calendar year ending closest to that date. All fiscal years presented include 52 weeks of operations, except 1995, which includes 53 weeks. When reading this summary, you should be aware that:

  . Gross profit represents net sales less cost of goods sold, which includes buying, distribution and store occupancy costs.
  . A store becomes comparable in the 14th full month of store operations. . Sales per square foot and average sales per store are based on stores opened for the entire period.

  . Pro forma, as adjusted balance sheet data represents actual data, as adjusted, to give effect to (1) the conversion of all preferred stock into 11,250,273 shares of common stock, (2) the sale of 3,807,669 shares of common stock offered by us at an assumed initial public offering price of $11.00 less underwriting fees, estimated offering expenses and the application of the estimated net proceeds and (3) the issuance of 25,000 shares to be sold in this offering, which are to be issued immediately prior to completion of this offering in connection with the exercise of stock options with an aggregate exercise price of $16,750.

                                                                             Thirteen
                                        Fiscal Year                         Weeks Ended
                         ---------------------------------------------    ----------------
                                                                          May 2,   May 1,
                          1994     1995     1996      1997      1998       1998     1999
                           (in thousands, except per share, number of stores and
                                        sales per square foot data)
Statement of Operations
Data:
  Net sales............. $23,471  $54,372  $92,563  $123,345  $168,471    $27,452  $40,577
  Gross profit..........   6,446   13,400   23,358    33,893    50,318      7,315   11,190
  Selling, general and
   administrative
   expenses.............  13,310   21,110   28,732    33,581    46,376      9,659   12,986
  Operating income
   (loss)...............  (6,864)  (7,710)  (5,374)      312     3,942     (2,344)  (1,796)
  Net income (loss).....  (6,658)  (7,828)  (6,023)     (153)    8,999(a)  (2,470)  (1,378)
  Net income (loss) per
   common share:
   Basic................ $ (1.35) $ (1.55) $ (1.19) $  (0.03) $   1.67(a) $ (0.46) $ (0.26)
   Diluted (b)..........   (1.35)   (1.55)   (1.19)    (0.03)     0.51(a)   (0.46)   (0.26)
  Weighted average
   shares outstanding:
   Basic................   4,930    5,065    5,068     5,085     5,373      5,363    5,384
   Diluted (b)..........   4,930    5,065    5,068     5,085    17,770      5,363    5,384
Store Data:
  Number of stores at
   end of the period....      16       31       43        52        75         53       82
  Total square feet at
   end of the period....     189      387      538       630       868        641      942
  Comparable store sales
   increase.............    17.3%     0.3%     4.3%      9.1%      9.9%       6.8%     9.0%
  Sales per square
   foot................. $   245  $   202  $   183  $    203  $    227    $    43  $    45
  Average sales per
   store................   2,502    2,382    2,286     2,523     2,746        525      522
Operating Data:
  Gross profit margin...    27.5%    24.6%    25.2%     27.5%     29.9%      26.6%    27.6%
  Operating margin
   (loss)...............   (29.2)   (14.2)    (5.8)      0.3       2.3       (8.5)    (4.4)
  Capital expenditures.. $ 5,432  $ 7,377  $ 6,276  $  6,420  $  7,309    $   779  $ 2,497
  Depreciation and
   amortization.........     730    2,115    3,713     5,017     6,859      1,385    1,888

                             At May 1, 1999
                           -------------------
                                   Pro Forma,
                           Actual  As Adjusted
Balance Sheet Data:
  Inventories............. $52,375   $52,375
  Working capital.........  22,899    61,084
  Total assets............  94,052   118,809
  Short-term borrowings...  12,402       --
  Capitalized lease
   obligations, including
   current portion........   4,047     4,047
  Total shareholders'
   equity.................  46,919    84,539

--------
(a) Net income for 1998 includes a net income tax benefit of $6,187 due to the $7,166 benefit recorded for our net operating loss carryforward, partially offset by income tax expense of $979.

(b) Stock options, warrants and preferred stock convertible into common stock were excluded from the calculation of diluted net loss per common share for 1994 through 1997 and the 13 weeks ended May 2, 1998 and May 1, 1999 as they were anti-dilutive due to the losses in each of those periods.

                                  RISK FACTORS

   You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of our common stock.

Risks Relating to Our Business

   We have a history of net losses

   Since our inception in 1991, we have reported net losses for each year except for 1998, when we reported net income for the first time. Our net losses were $6.0 million in 1996 and $153,000 in 1997. Our net income was $9.0 million in 1998 and included net income tax benefit of $6.2 million due to the $7.2 million benefit recorded for our net operating loss carryforward, partially offset by income tax expense of $1.0 million. We may incur additional net losses in the future, which could cause our stock price to decline.

   We have limited experience with the performance of our prototype stores, and these stores may not perform up to our expectations

   Our current prototype store is 10,600 square feet. Most of the stores we opened in 1997 and 1998, as well as most of the approximately 25 stores to be opened in 1999, are based on this prototype store, which is smaller than many of our older stores. Our actual experience with these newer stores is generally limited to one full year or less. Not all of our new stores have performed up to our expectations. If our new stores fail to generate income at a level that meets our expectations, the price of our stock could decline.

   Our business is highly seasonal, and our annual results are highly dependent on the success of our Christmas selling season

   Seasonal shopping patterns affect our business. A significant portion of our sales occur in the fourth quarter, coinciding with the Christmas holiday shopping season. Therefore, our results of operations for the entire year depend largely on our fourth quarter results. Factors that could negatively affect us during the fourth quarter include:

  . the availability of and customer demand for particular products;

  . adverse weather conditions;

  . unfavorable economic conditions;

  . inability to hire adequate temporary personnel;

  . inability to maintain appropriate inventory levels; and

  . a late Thanksgiving, which reduces the number of days between Thanksgiving and Christmas.

   We have never been profitable in any fiscal quarter other than the fourth quarter

   Since inception, we have never been profitable in any quarter other than the fourth quarter of any fiscal year. We expect to continue to incur losses in every quarter other than the fourth quarter.

   If we do not successfully implement our store expansion program, our financial growth and profitability will be adversely affected

   Our success depends in large part on our ability to open and profitably operate new stores in both existing and new geographic markets. We plan to open approximately 25 stores during 1999, seven of which we have already opened, and approximately 25 stores in 2000. We may not be able to achieve our planned expansion. We plan to open approximately 14 stores in 1999 in markets where we do not currently have a presence, four of which we have already opened. The opening of stores in new geographic markets could present competitive and operational challenges different from those we currently face or previously faced in entering our existing geographic markets. For example, we may incur higher costs related to advertising, administration and distribution as we enter these new markets. Because our continued growth is dependent, in part, on our ability to increase sales in our existing stores, our overall profitability will suffer if the opening of new stores in existing markets draws business from our existing stores. We generally prefer to open new stores in the first three quarters of the year. Our failure to open stores on schedule may have particularly adverse effects because of our dependence on the Christmas holiday shopping season.

   Our success in opening and profitably operating new stores will depend on a number of factors, including our ability to:

  . identify suitable sites;

  . negotiate acceptable leases at attractive rents;

  . access adequate capital to fund store expansion;

  . construct and open stores on schedule;

  . obtain acceptance in markets in which we currently have limited or no presence; and

  . locate, hire, train and retain competent managers.

   On average, the net cost of opening a new store in 1996, 1997 and 1998 was approximately $826,000, $842,000 and $750,000, respectively.

   We may not have sufficient management, operational, distribution, financial and information systems resources to accommodate our planned growth. Our expansion strategy also presents some cultural risks, including our ability to maintain our product mission, customer service commitment and quality control as we become larger in size. In addition, if our new stores do not perform as expected, we may curtail our store expansion, which would adversely affect our financial growth and profitability.

   Our comparable store sales will fluctuate

   Changes in our comparable store sales results could affect the price of our common stock. A number of factors have historically affected, and will continue to affect, our comparable store sales results, including:

  . competition;

  . our new store openings;

  . general regional and national economic conditions;

  . consumer trends and preferences;

  . changes in our co-tenants;

  . new product introductions and changes in our product mix;

  . timing and effectiveness of promotional events; and

  . weather.

   Comparable store sales may not increase at the rates achieved in 1997 and 1998.

  We may not develop an internet shopping site that is profitable

   We intend to implement an internet shopping site although we have not yet reached any formal arrangement or plan. We currently anticipate that our internet shopping site may be developed through a joint venture arrangement and could require significant financial, personnel and other resources, as well as include substantial participation, both for capital or other resources, of the management and affiliates of Zany Brainy. Any joint venture would likely reduce Zany Brainy's equity ownership of, and decrease its ability to control, the internet business. Electronic commerce is new and evolving and most internet retail businesses are currently not profitable. In addition, selling our products on the internet could divert customers from our stores and depress existing store sales. We cannot assure that we will implement an internet shopping site or that, if implemented, we will generate profits from our internet business. In addition, in the event we establish an internet business, we may have to recognize all or a portion of any losses associated with the business and consolidate such losses into our financial statements.

  The relocation of our distribution center and corporate headquarters could disrupt our operations

   In 1999, we intend to close our distribution center in Delaware and relocate to a larger facility in New Jersey. Approximately 80% of our products are distributed through our Delaware facility. This transition to a new distribution center could disrupt the receipt and distribution of our merchandise, particularly if there are any unforseen delays or interruptions in the transition process. Any disruption in distribution could materially adversely affect our business operations. In addition, if we are unable to generate increased sales and profit sufficient to absorb increased overhead and other costs associated with our relocation, we would likely experience lower operating profit margins.

   In 1999, we also plan to relocate our corporate headquarters to a larger facility in Pennsylvania. Any delay in relocating our headquarters or disruption to our operations as a result of the move could have a negative impact on our business.

  We may need additional financing, the terms of which could adversely affect our business and shareholders

   We currently expect that our available cash resources, including the net proceeds from this offering and funds available under our credit facility, will be sufficient to meet our working capital requirements for at least the next twelve months. However, we may need additional financing to support more rapid growth than currently anticipated or to respond to competitive pressures or unanticipated events. Additional financing, if needed, may not be available on satisfactory terms or at all. Any additional equity financing may cause dilution to existing investors. Any debt financing may result in additional restrictions on our spending or ability to pay dividends.

  Restrictive loan covenants may limit our ability to take various corporate actions

   Our credit facility contains covenants which require us to satisfy ongoing financial requirements and which limit our ability to borrow additional money, pay dividends, divest assets and make additional corporate investments. If we are unable to meet any of our debt service obligations or to comply with these covenants, our lenders can accelerate our debt. If that were to occur and we are unable to obtain alternative financing, our business may be materially adversely affected.

  If we are unable to execute our private label program, our profit margins could decline

   We have been expanding our selection of private label products. In 1998, approximately 3.0% of sales were attributable to our private label products. If consumers do not perceive our private label products to be of high quality, our efforts to increase private label sales may not succeed. Moreover, if we are unable to execute our private label program, our profit margins could decline.

  Year 2000 issues may disrupt our operations

   Many existing computer systems and software products do not properly recognize dates after December 31, 1999. This Year 2000 issue could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to receive shipments, process financial information or credit card transactions, deliver products or engage in similar normal business activities.

   We have recently upgraded our enterprise software system, Systems For Retailers (SFR). SFR is a product from Creative Data Systems (CDS), which has recently discontinued operations. Using consultants who are former employees of CDS, we have upgraded to version 7.0, which is Year 2000 compliant. However, because CDS is no longer in business, we may be particularly vulnerable if the new version of SFR does not operate properly on January 1, 2000. In late 1998, we agreed to purchase new enterprise software from JDA Software, Inc. (JDA), which is intended to replace SFR. Although the JDA software has been certified as Year 2000 compliant, and will entail vendor support, we decided to defer implementation until after the Christmas selling season. If the SFR system fails to operate on January 1, 2000 and we are unable to implement the JDA software, our business operations could be disrupted.

   We are also engaged in efforts to upgrade certain in-store systems which are not Year 2000 compliant. If our various store systems cease to operate on January 1, 2000, we believe that we would be able to perform necessary functions through manual intervention. However, the use of the manual intervention would significantly disrupt store operations.

   We have initiated formal communications with many of our significant suppliers to determine our vulnerability if these third parties fail to remedy their own Year 2000 problems. We believe that Year 2000 issues faced by our key suppliers, credit card processors and telecommunication providers, if not effectively remediated, could adversely affect our business. Moreover, while we would seek to migrate to other third parties if service providers with whom we currently have a relationship are not Year 2000 compliant, we may not be able to identify suitable third party substitutes on a basis that would avoid disruptions to our operations.

   We have not developed a formal contingency plan. Therefore, if we confront significant Year 2000 issues, we could experience extended disruptions and a drain on our financial and personnel resources.

  Our business could be materially adversely affected if our information systems fail

   Our business depends on the efficient and uninterrupted operation of our computer and communications software and hardware systems. We regularly make investments to upgrade, enhance and replace our systems. We must appropriately expand the capacity of our information systems to accommodate our anticipated growth.

   SFR, the current provider of our enterprise software system, is no longer in business. Although we have the source code and have hired former SFR employees as consultants, we intend to replace SFR with a new software system from JDA early in the year 2000. Any disruptions affecting our information systems or any delays or difficulties in transitioning to JDA or other new systems could make it more difficult to effectively operate our business.

   We have no formal disaster recovery plan to prevent delays or other complications arising from information systems failure. Our business interruption insurance may not adequately compensate us for losses that may occur.

  We are dependent on executive management and other personnel

   We believe that our success depends on the continued employment of our management team. If one or more members of our executive management team were unable or unwilling to continue in their present positions, our business could be materially adversely affected. We do not carry key person life insurance on any member of our executive management team.

   Our success also depends on hiring and retaining quality managers and sales associates in our stores. We plan to expand our employee base to manage our anticipated growth. Competition for personnel, particularly for employees with retail expertise, is intense. Additionally, our ability to maintain consistency in the quality of customer service in our stores is critical to our success. If we are unable to hire and retain sales associates capable of providing a high level of customer service, our business could be materially adversely affected.

Risks Relating to Our Industry

  The intense competition we face from other retail companies may adversely affect our financial results

    Competition from mass market retailers and discounters, which have greater brand recognition and financial and other resources

   Many mass market retailers and discounters, such as Toys "R" Us, Wal-Mart and Target, have much greater brand recognition and greater financial, marketing and other resources than ours. We could be at a disadvantage in responding to these competitors' merchandising and pricing strategies, advertising campaigns and other initiatives. In addition, an increase in focus on the specialty retail market or the sale by these competitors of more product similar to ours could adversely affect our merchandising strategy.

    Competition from smaller format, specialty educational and creative toy retailers, whose growth can adversely affect our sales growth

   Our direct competitors are smaller format, specialty educational and creative toy and game retailers, including Noodle Kidoodle and LearningSmith. These retailers are continuing to expand and could affect our ability to increase our sales.

    Competition from non-toy specialty retailers, which compete with our children's book and software businesses and could limit our ability to expand in these categories

   Non-toy specialty retailers, such as Barnes & Noble and CompUSA, are competing with our children's book and software businesses. We believe that some of these competitors have exclusivity restrictions in their leases that restrict co-tenants from selling similar products. Such restrictions could hinder our expansion strategy by limiting our ability to sell some products at those sites.

    Competition from internet-only retailers, which may have a cost advantage and reach a broader market

   We also face growing competition from internet-based retailers, such as eToys and Amazon.com. Because internet-based retailers do not operate retail stores, they may enjoy an overall operating cost advantage. In addition, due to the nature of electronic commerce, they may reach a broader market.

   With respect to all of our competitors, our sales and profitability could suffer if:

  . new competitors enter markets in which we are currently operating;

  . our competitors implement aggressive pricing strategies;

  . our competitors expand their operations;

  . our suppliers sell their products directly or enter into exclusive arrangements with our competitors; or

  . our competitors adopt innovative store formats, retail sales methods or merchandising strategies that are similar to ours.

  If our suppliers and distributors do not provide us with sufficient quantities of our products, our sales and profitability will be adversely affected

   Products supplied to us by our top ten suppliers represented approximately 40% of purchases in 1998. Our dependence on our principal suppliers involves risk, and if there is a disruption in supply from a principal supplier or distributor, we may be unable to obtain the merchandise we desire to sell. While no one supplier represented greater than 10% of purchases in 1998, a disruption in the operations of any of our key suppliers could adversely affect our available inventory.

   Our sales could decline if key specialty suppliers sell more products through mass market retailers.

   Many of our suppliers currently provide us with certain incentives, including return privileges, volume purchasing allowances and cooperative advertising. A reduction or discontinuation of these incentives could reduce our profits.

   In mid-1998, we entered into a relationship with a subsidiary of Ingram Industries Inc. (Ingram Books) to be our principal book distributor. We previously purchased books from numerous publishers and distributors, including Ingram Books. In 1998, our purchases from book suppliers accounted for approximately 12% of all our purchases. Barnes & Noble recently announced that it will acquire Ingram Books. We are unable to predict whether this acquisition will affect the distribution of books to our stores.

  If we are unable to predict or react to changes in consumer demand, our sales and profitability will be adversely affected

   Our success depends on our ability to anticipate and respond in a timely manner to changing consumer demand and preferences regarding toys, games, books and multimedia products for children. Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. If we misjudge the market for our merchandise, we may overstock unpopular products and be forced to take significant inventory markdowns, which may have a negative impact on our profitability.

   It is also common in the toy industry for some popular products, such as Beanie Babies, Crazy Bones and yoyos, to achieve high sales, but for unpredictable periods of time. In 1998, Beanie Babies represented over 5% of our sales and in the first quarter of 1999, Beanie Babies and Crazy Bones represented over 10% and over 5% of our sales, respectively. Consumer demand for these products or others could decrease significantly and without warning. If we are unable to identify new products that will enjoy strong consumer demand, our sales may decline. In addition, the introduction of new products may depress sales of existing products. Moreover, because we sell only those products that conform to our product mission, we may choose not to sell some products that our customers desire and thus lose potential sales.

  If a shipment of products that we import is interrupted or delayed, our inventory levels and sales could be adversely affected

   We do not own or operate any manufacturing facilities. Instead, we buy all of our products from manufacturers and distributors. In 1998, we imported approximately 9% of our purchases, including most of our private label products, directly from foreign manufacturers. In addition, we believe that a significant portion of the products that we purchase from domestic suppliers are manufactured abroad. We anticipate that our dependence on foreign-sourced merchandise will increase. We are subject to the following risks inherent in relying on foreign manufacturers:

  . the inability to return products;

  . fluctuations in currency exchange rates;

  . economic and political instability;

  . transportation delays;

  . restrictive actions by foreign governments;

  . the laws and policies of the United States affecting importation of goods, including duties, quotas and taxes;

  . foreign trade and tax laws;

  . foreign labor practices;

  . trade infringement claims; and

  . increased liability as importer of record.

   Interruptions or delays in our imports could cause shortages in our product inventory and adversely affect our sales unless we secure alternative supply arrangements. Even if we could locate alternative sources, their products may be of lesser quality or more expensive than those we currently purchase. We could also be affected if our suppliers experience similar problems with foreign manufacturers.

  We are subject to inventory shrinkage, which could adversely affect our business

   As is the case in our industry generally, we are subject to loss resulting from, among other things, theft of our products, breakage and paperwork errors. In 1998, this inventory shrinkage represented approximately 1% of total sales. Although we have implemented loss prevention procedures, we remain susceptible to inventory shrinkage, which could have a negative impact on our profitability.

  Our intellectual property may not be protected

   Our success depends in part on our ability to protect our intellectual property. To protect our proprietary rights, we rely generally on copyright, trademark and trade secret laws, confidentiality agreements with employees and third parties and license agreements with consultants and suppliers. However, a third party could, without authorization, copy or otherwise appropriate information from us. Employees, consultants and others who participate in development activities could breach their confidentiality agreements, and we may not have adequate remedies for any such breach. Our failure or inability to protect our proprietary rights could materially adversely affect us.

  We may be exposed to product liability lawsuits and are subject to government regulation

   Children can sustain injuries from toys. We may be subject to claims or lawsuits resulting from such injuries. We maintain liability insurance in an amount we believe to be adequate. However, there is a risk that claims or liabilities may exceed our insurance coverage. Moreover, we may be unable to retain adequate liability insurance in the future. We are subject to regulation by the Consumer Product Safety Commission and similar state regulatory agencies. If we fail to comply with government and toy industry safety standards, we may be subject to claims, lawsuits, fines and adverse publicity.

Risks Relating to this Offering

  Provisions of Pennsylvania law and our articles of incorporation could delay or prevent the acquisition or sale of Zany Brainy

   Section 1751 of the Pennsylvania Business Corporation Law provides that our directors are not required to regard the interests of the shareholders as being dominant or controlling in considering the best interests of Zany Brainy. Therefore, it could be more difficult for a third party to acquire control of us, even if such change in control would be beneficial to shareholders. Our articles of incorporation provide that our board of directors may issue preferred stock without shareholder approval. The issuance of preferred stock could make it more difficult for a third party to acquire us.

  Future sales by our current shareholders may adversely affect the market price of our stock

   The market price of our common stock could decline as a result of sales of a large number of shares in the market after this offering or the perception that such sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of common stock.

   There will be 20,468,350 shares of common stock outstanding immediately after this offering. Of these shares, the shares sold by us in this offering and 16,626,592 additional shares will be freely transferable without restriction or further registration under the Securities Act of 1933, except for any shares held by our affiliates. The remaining 34,089 shares will be restricted and may be sold in the future only pursuant to an exemption under the Securities Act. The holders of 13,492,604 shares of common stock have agreed not to sell any such securities for 135 days after the date of this prospectus and not to sell two-thirds of such securities until January 31, 2000 without the prior written consent of Donaldson, Lufkin and Jenrette Securities Corporation (DLJ). DLJ may, however, in its sole discretion, release all or any portion of the securities subject to such lock-up agreements.

   The holders of approximately 8.2 million shares of common stock, all of which are subject to the lock-up agreements described above, have registration rights. If they exercise such rights, shares covered by a registration statement can be sold in the public market. We also intend to register approximately 5.6 million shares of common stock that we have issued or may issue under our benefit plans or pursuant to option agreements. After such registration statement is effective, shares issued upon exercise of stock options to persons other than affiliates will be eligible for resale in the public market without restriction, which could adversely affect our stock price. Absent such registration, such shares could nevertheless be sold, subject to limitations on the manner of sale. Sales by affiliates could also occur, subject to certain limitations, under Rule 144 of the Securities Act.

  Investors will be subject to market risks typically associated with initial public offerings

   There has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. If you purchase shares of common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations among the underwriters, the selling shareholders and us. You may not be able to resell your shares at or above the initial public offering price and may suffer a loss on your investment.

   The market price of our common stock is likely to be highly volatile as the stock market in general has been highly volatile. Factors that could cause fluctuation in the stock price may include, among other things:

  . actual or anticipated variations in quarterly operating results;

  . changes in financial estimates by securities analysts;

  . conditions or trends in our industry;

  . changes in the market valuations of other retail companies;

  . announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives;

  . capital commitments;

  . additions or departures of key personnel; and

  . sales of common stock.

   Many of these factors are beyond our control. These factors may cause the market price of our common stock to decline, regardless of our operating performance.

                           FORWARD-LOOKING STATEMENTS

   We have made statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus that are forward-looking statements. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," and "continue" or similar words. Forward-looking statements may also use different phrases. Forward-looking statements address, among other things: (1) our future expectations; (2) projections of our future results of operations or of our financial condition; or (3) other "forward looking" information.

   We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or which we do not fully control that could cause actual results to differ materially from those expressed or implied by our forward-looking statements, including:

  . our inability to manage our growth, open new stores on a timely basis and successfully expand in new and existing markets;

  . changes in general economic and business conditions and in the specialty retail or toy industry in particular;

  . actions by our competitors;

  . the level of demand for our products;

  . changes in our business strategies; and

  . other factors discussed under "Risk Factors."

                                USE OF PROCEEDS

   The net proceeds we will receive from the sale of 3,807,669 shares in this offering will be approximately $37.6 million. This is based upon an assumed initial public offering price of $11.00 per share and after deducting estimated underwriting fees and expenses payable by us estimated at $4.3 million. We will receive additional net proceeds of up to approximately $9.4 million if the underwriters exercise the option granted to them in connection with this offering to purchase additional shares of our stock to cover over-allotments. We will not receive any proceeds from the sale of shares by the selling shareholders.

   We plan to use $15.0 million of the proceeds from this offering to repay bank debt, $13.0 million to open our new distribution center and additional stores, $2.0 million to implement new enterprise software and the balance for other working capital and general corporate purposes. Our bank debt consists of a $35.0 million revolving credit facility. At May 1, 1999, the outstanding balance under our credit facility was $12.4 million. Borrowings under the credit facility bear interest at variable rates, and the weighted average interest rate at May 1, 1999 was 7.75%. Although the initial term of the credit facility expires on October 8, 2000, it is anticipated that our current credit facility will be replaced effective upon completion of this offering with a new $30.0 million revolving credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." A portion of the proceeds from this offering may be used to implement an internet shopping site. We may also use a portion of the proceeds to acquire other companies. Although Zany Brainy from time to time is engaged in negotiations related to possible acquisitions, no agreements relating to acquisitions are pending.

   Pending uses of the net proceeds, we intend to invest the net proceeds in short-term investment grade securities.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Our current credit facility prohibits payment of any dividends, as will our planned new credit facility when implemented.

                                 CAPITALIZATION

   The following table sets forth our actual and pro forma, as adjusted cash, short term debt and total capitalization May 1, 1999. Our pro forma, as adjusted, capitalization gives effect to:

  . the conversion of all outstanding shares of preferred stock into 11,250,273 shares of common stock upon the consummation of this offering;

  . the issuance and sale of the 3,807,669 shares of common stock offered by us in this offering;

  . the application of the estimated net proceeds from the sale of our common stock based on an assumed initial public offering price of $11.00 per share and after deducting underwriting fees and estimated offering expenses payable by us; and

  . the issuance of 25,000 shares to be sold in this offering, which are to be issued immediately prior to the completion of this offering in connection with the exercise of stock options for an aggregate purchase price of $16,750.

   You should read this table in conjunction with the consolidated financial statements and the notes to those statements and the other financial information included in this prospectus.

                                                            At May 1, 1999
                                                          --------------------
                                                                   Pro Forma,
                                                          Actual   As Adjusted
                                                            (in thousands)
Cash..................................................... $   923    $26,246
                                                          =======    =======
Short term debt and current portion of capitalized lease
 obligations............................................. $14,057    $ 1,655
                                                          =======    =======
Capitalized lease obligations, net of current portion.... $ 2,392    $ 2,392
                                                          -------    -------
Shareholders' equity:
 Preferred stock.........................................      24         --
 Common stock (a)........................................      54        205
 Additional paid-in capital..............................  60,832     98,325
 Accumulated deficit..................................... (13,991)   (13,991)
                                                          -------    -------
  Total shareholders' equity.............................  46,919     84,539
                                                          -------    -------
    Total capitalization................................. $49,311    $86,931
                                                          =======    =======

--------

(a) The table above excludes an aggregate of 3,600,710 shares issuable upon exercise of stock options and warrants outstanding at May 1, 1999, plus an additional 2,068,758 shares reserved for issuance in connection with future stock options and other awards under our 1993 stock incentive plan and 1998 equity compensation plan.

                                    DILUTION

   Our pro forma net tangible book value as of May 1, 1999 was $46.8 million or $2.81 per share. Our pro forma net tangible book value per share is determined by subtracting the total amount of our liabilities from the total amount of our tangible assets and dividing the remainder by the number of shares of our common stock outstanding after giving effect to the conversion of preferred stock into 11,250,273 shares of common stock and the issuance of 25,000 shares of common stock to be sold in the offering, which are to be issued immediately prior to the completion of this offering in connection with the exercise of stock options with an aggregate exercise price of $16,750. The pro forma net tangible book value per share after this offering will be $4.12 less than the price per share to the public in this offering, based on an assumed initial public offering price of $11.00 per share. Therefore, purchasers of shares of common stock in this offering will realize immediate dilution of $6.88 per share. The following table illustrates this dilution.

Assumed initial public offering price per share...................       $11.00
  Pro forma net tangible book value per share as of May 1, 1999... $2.81
  Increase in net tangible book value per share attributable to new investors..................................................  1.31
                                                                   -----
Pro forma net tangible book value per share after this offering...         4.12
                                                                         ------
Dilution per share purchased in this offering.....................       $ 6.88
                                                                         ======

   The following table presents, as of May 1, 1999 and assuming an initial public offering price of $11.00 per share, for our existing shareholders and our new investors:

  . the number of shares of our common stock purchased from us;

  . the total cash consideration paid;

  . the average price per share paid before deducting estimated underwriting fees and our estimated offering expenses; and

  . the average price per share paid by the existing holders of common stock including the holders of common stock after giving effect to the conversion of preferred stock into 11,250,273 shares of common stock.

                                Shares Purchased  Total Consideration   Average
                               ------------------ --------------------   Price
                                 Number   Percent    Amount    Percent Per Share
                               ---------- ------- ------------ ------- ---------
Existing shareholders......... 16,660,681   81.4% $ 64,763,329   60.7%  $ 3.89
New investors.................  3,807,669   18.6    41,884,359   39.3    11.00
                               ----------  -----  ------------  -----
  Total....................... 20,468,350  100.0% $106,647,688  100.0%
                               ==========  =====  ============  =====

   The tables on this page exclude all outstanding options and warrants. See "Management--Stock Option Plan" and note 9 to our consolidated financial statements. The exercise of outstanding options and warrants having an exercise price less than the initial public offering price would increase the dilution effect to new investors that is shown on the tables. Also, the second table on this page does not give effect to sales of shares by the selling shareholders. Sales by the selling shareholders in this offering will reduce the number of shares held by existing shareholders to 14,368,350 shares, or 70.2% of the shares outstanding, and will increase the number of shares held by new investors to 6,100,000 shares, or 29.8% of the shares outstanding.

   This offering will benefit our existing shareholders. Based on an assumed initial public offering price of $11.00 per share, the selling shareholders will receive approximately $23.5 million in net proceeds. In addition, the current shareholders, including members of management, will benefit from the creation of a public market for our common stock and any increase in the market value of any shares they hold. Upon consummation of this offering, the unrealized appreciation in the value of the common stock held by existing shareholders will be $98.1 million.

         SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA

   Our statement of operations data for 1996, 1997 and 1998 and the balance sheet data as of January 31, 1998 and January 30, 1999 have been derived from the consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, and are included in this prospectus. Our statement of operations data for fiscal 1994 and 1995 and the selected balance sheet data as of January 28, 1995, February 3, 1996 and February 1, 1997 have been derived from our audited consolidated financial statements which are not included in this prospectus. You should read the data set forth below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes relating to those statements appearing in the prospectus.

   When reading this data, you should be aware that:

  . Our fiscal year consists of 52 or 53 weeks, ends on the Saturday nearest January 31 and is named for the calendar year ending closest to that date. All fiscal years presented include 52 weeks of operations, except 1995, which includes 53 weeks.
  .  A store becomes comparable in the 14th full month of store operations.
  . Sales per square foot and average sales per store are based on stores opened for the entire period.

                                                                              Thirteen
                                        Fiscal Year                          Weeks Ended
                         ----------------------------------------------    ----------------
                                                                           May 2,   May 1,
                          1994     1995      1996      1997      1998       1998     1999
                           (in thousands, except per share, number of stores and
                                        sales per square foot data)
Statement of Operations
 Data:
  Net sales............. $23,471  $54,372  $ 92,563  $123,345  $168,471    $27,452  $40,577
  Cost of goods sold,
   including occupancy
   costs................  17,025   40,972    69,205    89,452   118,153     20,137   29,387
                         -------  -------  --------  --------  --------    -------  -------
   Gross profit.........   6,446   13,400    23,358    33,893    50,318      7,315   11,190
  Selling, general and
   administrative
   expenses.............  13,310   21,110    28,732    33,581    46,376      9,659   12,986
                         -------  -------  --------  --------  --------    -------  -------
   Operating income
    (loss)..............  (6,864)  (7,710)   (5,374)      312     3,942     (2,344)  (1,796)
  Interest income
   (expense), net.......     206     (118)     (649)     (465)   (1,130)      (126)    (427)
                         -------  -------  --------  --------  --------    -------  -------
   Income (loss) before
    income tax benefit..  (6,658)  (7,828)   (6,023)     (153)    2,812     (2,470)  (2,223)
  Income tax benefit....      --       --        --        --     6,187         --      845
                         -------  -------  --------  --------  --------    -------  -------
   Net income (loss).... $(6,658) $(7,828) $ (6,023) $   (153) $  8,999(a) $(2,470) $(1,378)
                         =======  =======  ========  ========  ========    =======  =======
  Net income (loss) per
   common share:
   Basic................ $ (1.35) $ (1.55) $  (1.19) $  (0.03) $   1.67(a) $ (0.46) $ (0.26)
   Diluted (b)..........   (1.35)   (1.55)    (1.19)    (0.03)     0.51(a)   (0.46)   (0.26)
  Weighted average
   shares outstanding:
   Basic................   4,930    5,065     5,068     5,085     5,373      5,363    5,384
   Diluted (b)..........   4,930    5,065     5,068     5,085    17,770      5,363    5,384
Store Data:
  Number of stores at
   end of the period....      16       31        43        52        75         53       82
  Total square feet at
   end of the period....     189      387       538       630       868        641      942
  Comparable store sales
   increase.............    17.3%     0.3%      4.3%      9.1%      9.9%       6.8%     9.0%
  Sales per square
   foot................. $   245  $   202  $    183  $    203  $    227    $    43  $    45
  Average sales per
   store................   2,502    2,382     2,286     2,523     2,746        525      522
Operating Data:
  Gross profit margin...    27.5%    24.6%     25.2%     27.5%     29.9%      26.6%    27.6%
  Operating margin
   (loss)...............   (29.2)   (14.2)     (5.8)      0.3       2.3       (8.5)    (4.4)
  Capital expenditures.. $ 5,432  $ 7,377  $  6,276  $  6,420  $  7,309    $   779  $ 2,497
  Depreciation and
   amortization.........     730    2,115     3,713     5,017     6,859      1,385    1,888
Balance Sheet Data:
  Inventories........... $11,097  $20,538  $ 24,278  $ 29,822  $ 43,252    $34,713  $52,375
  Working capital.......   9,509   15,220    21,599    20,085    25,542     18,158   22,899
  Total assets..........  25,238   41,393    56,376    59,552    82,141     59,683   94,052
  Capitalized lease
   obligations, less
   current portion......     422    2,231     2,620     1,407     2,860      1,239    2,392
  Total shareholders'
   equity...............  16,535   28,372    38,547    39,219    48,291     36,761   46,919

--------
(a) Net income for 1998 includes a net income tax benefit of $6,187 due to the $7,166 benefit recorded for our net operating loss carryforward, partially offset by income tax expense of $979.

(b) Stock options, warrants and preferred stock convertible into common stock were excluded from the calculation of diluted net loss per common share for 1994 through 1997 and the 13 weeks ended May 2, 1998 and May 1, 1999 as they were anti-dilutive due to the losses in each of those periods.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   You should read the following discussion and analysis in conjunction with the "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes which are included in this prospectus.

Overview

   Zany Brainy is a rapidly growing specialty retailer of high quality toys, games, books and multimedia products for children, with 82 stores operating in 23 states as of May 1, 1999. From 1995 to 1998, our net sales grew at a compound annual growth rate of 45.8%, while our operating income increased from a loss of $7.7 million to income of $3.9 million. These increases were principally due to the opening of new stores and comparable store sales growth. We achieved comparable store net sales growth of 4.3%, 9.1% and 9.9% in 1996, 1997 and 1998, respectively, and 6.8% and 9.0% for the 13 weeks ended May 2, 1998 and May 1, 1999, respectively.

   We opened our first store in 1991 and embarked on an aggressive store opening strategy in 1994. We opened 11 stores in 1994, 15 stores in 1995 and 12 stores in 1996; however, our operating results in 1995 and 1996 were disappointing. At this time we hired our current management team, which evaluated Zany Brainy's business strategies and reached the following conclusions:

 . sales per store did not materially differ based on store size, but our larger stores had higher expenses;

 . the clustering of stores in the same markets led, in some instances, to significant sales cannibalization;

 . our merchandise selection did not include several key product categories and was not updated frequently enough;

 . we had a poor price image; and

 . our marketing efforts did not effectively reach our target customers.

   To address these problems, our new management reduced the size of our prototype store to 10,600 square feet and modified our expansion strategy to emphasize entering new markets and opening fewer stores in any single market. We began to update the merchandise in our stores more frequently to attract repeat customers and added new product categories. We also took steps to improve our price image by focusing our advertising and in-store communications on competitive pricing and overall value. Finally, we revised our marketing strategy by developing an enhanced and enlarged customer database. With the information provided by this database, we used direct mail to more effectively target our marketing efforts and expand our customer base. These strategies have resulted in improved operating results.

   With our new prototype store in place, we opened nine stores in 1997 and 23 in 1998, increasing our store base from 43 stores at the end of 1996 to 75 stores at the end of 1998. We plan to open approximately 25 new stores in 1999, seven of which we have already opened, and approximately 25 new stores in 2000.

   Over the last three years, we have decreased the average size of the new stores we have opened from 12,476 square feet for those opened during 1996 to 10,447 square feet for those opened during 1998. As a result, our chain-wide average store size has decreased. During the same period, our average sales per store increased from $2.3 million to $2.7 million, and our sales per square foot increased from $183 to $227. In addition, because smaller stores typically have lower occupancy costs, our new stores have contributed to improved gross margins.

   Our fiscal year includes 52 or 53 weeks, ends on the Saturday closest to January 31 and is named for the calendar year ending closest to that date. The fiscal years ended February 1, 1997, January 31, 1998 and January 30, 1999 include 52 weeks. For purposes of calculating comparable store sales, a store is deemed to become comparable in its 14th full month of operations in order to eliminate grand opening sales distortions. Also, cost of goods sold includes buying, distribution and store occupancy costs.

Results of Operations

   The following table presents our financial data expressed as a percentage of net sales and store data for the periods indicated:

                                                           Thirteen Weeks
                                      Fiscal Year               Ended
                                   ---------------------   -------------------
                                                            May     May
                                                            2,      1,
                                   1996    1997    1998    1998    1999
      Net sales................... 100.0 % 100.0 % 100.0 % 100.0 % 100.0 %
      Cost of goods sold..........  74.8    72.5    70.1    73.4    72.4
                                   -----   -----   -----   -----   -----
        Gross profit..............  25.2    27.5    29.9    26.6    27.6
      Selling, general and
       administrative expenses....  31.0    27.2    27.6    35.1    32.0
                                   -----   -----   -----   -----   -----
        Operating income (loss)...  (5.8)    0.3     2.3    (8.5)   (4.4)
      Interest expense, net.......  (0.7)   (0.4)   (0.6)   (0.5)   (1.1)
                                   -----   -----   -----   -----   -----
        Income (loss) before
         income taxes.............  (6.5)%  (0.1)%   1.7 %  (9.0)%  (5.5)%
                                   =====   =====   =====   =====   =====
      Comparable store sales
       increase...................   4.3 %   9.1 %   9.9 %   6.8 %   9.0 %
                                   =====   =====   =====   =====   =====

Thirteen Weeks Ended May 1, 1999 Compared to the Thirteen Weeks Ended May 2,
1998

   Net Sales. Net sales increased by $13.1 million, or 47.8%, to $40.6 million for the 13 weeks ended May 1, 1999 from $27.5 million in the comparable 1998 period. This increase resulted from a comparable store sales increase of $2.5 million, or 9.0%, $9.2 million in sales from stores opened in 1998 not included in our comparable sales base, and sales of $1.4 million from seven new stores opened during the period. The sales growth was primarily due to an increase in customer transaction level as well as strong sales of popular items such as Beanie Babies and Crazy Bones.

   Gross Profit. Gross profit increased by $3.9 million, or 53.0%, to $11.2 million during the period, from $7.3 million in the same period last year. As a percentage of net sales, gross profit increased to 27.6% for the thirteen weeks ended May 1, 1999 from 26.6% in the comparable 1998 period. The increase in the gross profit percentage was primarily due to greater leveraging of store occupancy expenses partially offset by a slight decrease in product margins.

   Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased by $3.3 million to $13.0 million for the thirteen weeks ended May 1, 1999, from $9.7 million in the same period last year. The dollar increase in these expenses was primarily attributable to an increase of $2.0 million in store payroll and other selling expenses primarily associated with an additional 29 stores open over the same period last year. As a percentage of net sales, selling, general and administrative expenses decreased by 3.1% to 32.0% of net sales for the thirteen weeks ended May 1, 1999, from 35.1% in the comparable 1998 period. Preopening expense increased $526,000 over the same period last year due to the opening of seven new stores, an increase of six stores from the same period last year. Corporate expenses increased $307,000 to support the additional store growth. The percentage decrease in selling, general and administrative expenses was primarily related to the leveraging of corporate expenses over a larger revenue base.

   Interest Expense, Net. Net interest expense was $427,000 for the period, an increase of $301,000 from the comparable period in 1998. This increase was due to greater borrowing to fund working capital needs and open an additional seven stores during the period.

   Income Tax Benefit. For the 13 weeks ended May 1, 1999, we recorded a net income tax benefit of $845,000 primarily related to the Federal tax benefit of the net loss. For the 13 weeks ended May 2, 1998, no benefit was recorded with respect to the net operating loss carryforward because we established a valuation allowance.

1998 Compared to 1997

   Net Sales. Net sales increased by $45.2 million, or 36.6%, to $168.5 million in 1998 from $123.3 million in 1997. Sales for the 23 stores opened in 1998 contributed $25.7 million of the increase in net sales. Comparable store net sales increased 9.9% over the prior year and contributed $11.7 million of the increase in net sales. The growth in comparable store sales was due primarily to an increase in the number of customer transactions. Stores open prior to February 1, 1998 but not qualifying as comparable stores contributed $7.8 million of the increase in net sales.

   Gross Profit. Gross profit increased by $16.4 million to $50.3 million in 1998 from $33.9 million in 1997. As a percentage of net sales, gross profit increased to 29.9% in 1998 from 27.5% in 1997. The increase in the gross profit percentage was primarily attributable to improved product margins and leveraging store occupancy, buying and distribution costs over a higher revenue base. Product margins increased by 1.0% of net sales in 1998 primarily due to an increase in sales of products with a higher gross margin. The decrease in store occupancy expense of 0.9% of net sales is primarily due to the 9.9% increase in comparable store sales and the timing of new store openings. The decrease in the buying and distribution costs of 0.6% of net sales was due to the application of fixed costs over a higher revenue base.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $12.8 million to $46.4 million in 1998 from $33.6 million in 1997. The dollar increase in these expenses was due principally to an increase of $4.3 million in store payroll and $1.2 million in store preopening costs primarily due to an increase in the number of stores in 1998, an increase of $2.7 million in corporate expenses associated with the expansion of our store base and corporate infrastructure to support our continued growth and an increase of $1.9 million in marketing and promotion expenditures primarily related to the opening of stores in new market areas. In addition, in 1998 we incurred a $450,000 charge related to the write-down of certain assets. (See Note 1 to the consolidated financial statements.) As a percentage of net sales, selling, general and administrative expenses increased by 0.4% to 27.6% of net sales in 1998 from 27.2% of net sales in 1997. This percentage increase was primarily related to an increase of 0.7% of net sales in marketing and promotion and an increase of 0.5% of net sales in store preopening expenses associated with opening 23 stores in 1998 versus nine stores in 1997. These were partially offset by a decrease of 0.5% of net sales in store payroll and other selling expenses due to an increase in comparable store sales during 1998.

   Interest Expense, Net. Net interest expense, principally attributable to borrowings under our credit facility, increased by $665,000 to $1.1 million in 1998 from $465,000 in 1997, due to an increase in the average outstanding loan balance to $6.4 million in 1998 from $1.5 million in 1997. The increase in average borrowings in 1998 reflected the opening of 23 new stores and additional working capital requirements to support those stores.

   Income Tax Benefit. In 1998, we recorded a net income tax benefit of $6.2 million due to the $7.2 million benefit recorded for our net operating loss carryforward, partially offset by the 1998 income tax expense of $979,000. In previous years, no benefit was recorded with respect to the net operating loss carry forward because we established a valuation allowance. We reversed the valuation allowance as a result of management's assessment that it is more likely than not that our net deferred tax assets will be realized through future taxable earnings. Management's assessment was based on the trend toward income in 1996 and 1997, the utilization of $5.8 million of the net operating loss carryforward in 1998, and 1999 and 2000 financial projections.

1997 Compared to 1996

   Net Sales. Net sales increased by $30.7 million, or 33.3%, to $123.3 million in 1997 from $92.6 million in 1996. Sales for the nine stores opened in 1997 contributed $14.8 million of the increase in net sales. Comparable store net sales increased 9.1% over the prior year and contributed $7.9 million of the increase in net sales. We believe the increase in comparable store sales in 1997 was primarily the result of an increase in the size of our average customer transaction. Stores open prior to 1997 but not qualifying as a comparable store contributed $8.0 million of the increase in net sales.

   Gross Profit. Gross profit increased by $10.5 million to $33.9 million in 1997 from $23.4 million in 1996. As a percentage of net sales, gross profit increased to 27.5% in 1997 from 25.2% in 1996. This increase was primarily due to a reduction in store occupancy, buying and distribution expense as a percentage of net sales. The decrease in store occupancy expense of 1.2% of sales was primarily due to the 9.1% increase in comparable store sales and the timing of new store openings. The decrease in buying and distribution costs of 0.9% of net sales was due to the application of fixed costs over a higher revenue base.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $4.9 million to $33.6 million in 1997 from $28.7 million in 1996. The dollar increase in these expenses was primarily attributable to $3.2 million in store payroll and other selling expenses associated with the opening of nine stores in 1997. As a percentage of net sales, selling, general and administrative expenses decreased by 3.8% to 27.2% of net sales in 1997 from 31.0% of net sales in 1996. This decrease was primarily due to a 2.2% decrease as a percent of net sales in corporate expenses, reflecting the application of fixed costs over a higher revenue base, and a 1.2% decrease as a percent of net sales in store payroll and other expense.

   Interest Expense, Net. Net interest expense, principally attributable to our credit facility, decreased by $184,000 to $465,000 in 1997 from $649,000 in 1996.

Quarterly Results of Operation and Seasonality

   The following table presents certain unaudited results of operations for our nine fiscal quarters ended May 1, 1999. The unaudited quarterly information includes all normal recurring adjustments which we consider necessary for a fair presentation of the information shown. We do not believe that these quarterly results are necessarily indicative of future results.

                                       1997                                   1998                       1999
                          -------------------------------------  -------------------------------------  -------
                           First    Second     Third    Fourth    First    Second     Third    Fourth    First
                          Quarter   Quarter   Quarter   Quarter  Quarter   Quarter   Quarter   Quarter  Quarter
                          -------   -------   -------   -------  -------   -------   -------   -------  -------
                                                  (dollars in thousands)
Net sales...............  $22,382   $21,943   $23,446   $55,574  $27,452   $29,654   $30,661   $80,704  $40,577
 As a % of full year....     18.1 %    17.8 %    19.0 %    45.1%    16.3 %    17.6 %    18.2 %    47.9%     N/A
Gross profit............  $ 5,252   $ 4,992   $ 6,331   $17,318  $ 7,315   $ 7,544   $ 8,590   $26,869  $11,190
 As a % of full year....     15.5 %    14.7 %    18.7 %    51.1%    14.5 %    15.0 %    17.1 %    53.4%     N/A
 As a % of net sales....     23.5      22.8      27.0      31.2     26.6      25.4      28.0      33.3     27.6
Operating income
 (loss).................  $(2,420)  $(2,677)  $(1,916)  $ 7,325  $(2,344)  $(4,048)  $(3,485)  $13,819  $(1,796)
 As a % of net sales....    (10.8)%   (12.2)%    (8.2)%    13.2%    (8.5)%   (13.7)%   (11.4)%    17.1%    (4.4)%
Number of stores:
 Opened during period...        2         1         5         1        1         4         8        10        7
 Open at end of period..       45        46        51        52       53        57        65        75       82
Comparable store sales
 increase...............      9.5 %     8.2 %     7.0 %    10.4%     6.8 %    13.4 %     9.1 %    10.0%     9.0%

   We have experienced, and we expect to continue to experience, substantial seasonal fluctuations in our sales and operating results, which is typical of many retailers. This is primarily due to the Christmas holiday shopping season as well as the contribution of new stores opened during the year. We have historically experienced net operating losses in the first three quarters of each year, which we expect to continue. In addition, the timing of new store openings and related preopening expenses and the revenue contributions of new and existing stores may cause our quarterly results to fluctuate.

Liquidity and Capital Resources

   Our main sources of liquidity have been cash flows from operations, borrowing under our credit facilities, and proceeds from equity financings. We require cash principally to finance capital investment in new stores, new store inventories, and seasonal working capital. We opened 12 stores in 1996, nine stores in 1997, 23 stores in 1998, and seven stores during the 13 weeks ended May 1, 1999 versus one store opened during the 13 weeks ended May 2, 1998.

   Cash flows used in operating activities were $11.6 million for the 13 weeks ended May 1, 1999, compared to $3.9 million for the 13 weeks ended May 2, 1998. Cash flows used in operating activities for the 13 weeks ended May 1, 1999 were primarily due to a net loss, adjusted for depreciation and amortization and the deferred portion of the income tax benefit, an increase in inventories and prepaid expenses and a decrease in accrued liabilities. Cash used in operating activities for the 13 weeks ended May 2, 1998 was primarily due a net loss, adjusted for depreciation and amortization and an increase in inventories and prepaid expenses partially offset by an increase in accounts payable.

   Cash flows provided by our operating activities were $5.4 million in 1998, compared to $3.5 million in 1997. Cash flows provided by operating activities in 1998 were primarily from net income, adjusted for depreciation and amortization and the deferred portion of the income tax benefit, and an increase in accounts payable partially offset by an increase in inventories. Cash provided by operating activities in 1997 reflects increases in payables, accrued liabilities and depreciation and amortization partially offset by an increase in inventories. Cash flows used in operating activities were $2.7 million in fiscal 1996 primarily due to a loss of $6.0 million offset by the impact of depreciation and amortization.

   Cash flows used in investing activities were $2.5 million for the 13 weeks ended May 1, 1999, compared to $779,000 for the 13 weeks ended May 2, 1998. Our cash used in investing activities primarily represents our capital expenditures in opening new stores and continued infrastructure development. Cash used in investing activities in 1998 was $7.3 million, compared to $6.4 million in 1997 and $6.3 million in 1996. Our cash used in investing activities primarily represents our capital expenditures in opening new stores and continued infrastructure development.

   Cash flows provided by financing activities were $13.3 million for the 13 weeks ended May 1, 1999, compared to $191,000 for the 13 weeks ended May 2, 1998. Our cash provided by financing activities in 1999 primarily represents borrowings under our credit agreement. Cash used in financing activities in 1998 was $1.4 million and $782,000 in 1997. Cash provided by financing activities was $15.2 million in 1996. Over the last three years our primary financing activities have involved borrowings and repayments under our credit agreement and sales of equity securities. Cash used in financing in 1997 and 1998 was primarily from the repayment of capital leases partially offset in 1997 by proceeds from the exercise of warrants. Our cash provided by financing activities in 1996 was from the sale of $16.2 million of preferred stock.

   Our principal use of operating cash is to purchase inventory for our stores. Our need for working capital to purchase inventory is reduced by supplier credit terms that allow us to finance a portion of our purchases.

   Our primary long-term capital requirement is for the opening of new stores. We lease all of our stores. We currently expect to open approximately 25 stores in 1999, seven of which we have already opened, and approximately 25 stores in 2000. The average net cost of opening a store in 1998 was approximately $750,000. This amount included approximately $320,000 of inventory, net of accounts payable, $340,000 for leasehold improvements and fixtures, net of landlord allowances, and $90,000 for pre-opening expenses. We expense our pre-opening expenses as they are incurred. Our actual cost to open new stores varies widely and depends on factors such as the extent and expense of required construction, changes in store format and any landlord allowances.

   We estimate that capital expenditures for 1999 will be approximately $17.0 million, and will be used to develop new stores, enhance our management information systems and purchase fixtures and equipment for our new distribution facility. This estimate does not include any expenditure that we may make to develop an internet shopping site.

   We currently have a credit facility that provides for revolving loans in an aggregate outstanding principal amount of up to $35 million, including up to $7.5 million in the form of letters of credit, with an option to increase the total available to $60 million under certain conditions. The actual availability under our credit facility is limited to a seasonally-based calculation of 55% to 65% of our eligible inventory, less any letters of credit outstanding. At May 1, 1999, the total borrowing limit, including the letters of credit, was $27.5 million. At May 1, 1999, $12.4 million of borrowings and $656,000 of letters of credit were outstanding. Interest on outstanding indebtedness under the revolving credit facility accrues at the lender's prime commercial lending rate or, if we elect, at LIBOR plus 2.5%. Our obligations under the loan agreement are secured by interests in substantially all of our personal property, including, our accounts receivable, inventories, equipment, machinery, contract rights and chattels. The credit facility matures on October 8, 2000. We use our credit facility to meet our seasonal working capital requirements.

   Upon completion of this offering, we plan to obtain a new $30.0 million unsecured revolving line of credit, a portion of which may be in the form of letters of credit. The proposed line bears interest at prime or LIBOR plus 1.75% at our option.

   The credit facility contains a tangible net worth covenant and other restrictions regarding our ability to merge, consolidate or acquire non-subsidiary entities, make loans, incur debts or liens, pay cash dividends, or engage in substantial asset sales. As of May 1, 1999, we were in compliance with the terms of the credit facility.

   At May 1, 1999, we had a deferred tax asset of $5.7 million for net operating loss carryforwards which is available for use in future periods.

   We believe that cash flow from operations, funds available under our credit facilities and the net proceeds from this offering will be sufficient to satisfy our capital requirements for at least the next 12 months.

Year 2000 Compliance

   Zany Brainy is conducting a comprehensive review of its computer systems and other microprocessor-based equipment to identify how we may be affected by the Year 2000 issue. The Year 2000 issue results from the writing of computer programs using two digits, rather than four, to define the applicable year. As a result, commencing in 2000, date-sensitive software may recognize a date using "00" as 1900 rather than 2000. This could result in a systems failure or miscalculations causing disruptions of operations, including a temporary inability to receive shipments, process financial information, process credit card transactions, deliver products or engage in other normal business activities.

 Our Year 2000 Readiness

   Information Technology Systems. Our core business is run on SFR, an enterprise software system. The functions supported by SFR include buying, replenishment, physical distribution, general ledger and payables. SFR is a product from CDS, a subsidiary of Sterling Software. CDS has recently discontinued operations. The upgrade to version 7.0, which is Year 2000 compliant, was completed in the first quarter of 1999.

   Late in 1998, we agreed to purchase new enterprise software from JDA. This software will replace SFR for all of the functional areas currently served by SFR. This software has been certified Year 2000 compliant by the Information Technology Association of America and runs on IBM AS400 hardware which has been certified by IBM to be Year 2000 compliant. We intend to have the conversion process completed and ready for implementation in December 1999. However, given the increased business volume during the Christmas season, we have decided to defer implementation until after the Christmas selling season. In the event the SFR system fails to operate on January 1, 2000, we believe we will be positioned to implement the Year 2000 compliant JDA software.

   Our in-store systems consist of two application suites and a common Microsoft NT server network which is Intel based. The application suites are supplied by ICL Retail, Inc. (ICL), and provide point-of-sale (POS) and store inventory systems (SIS) support for store management functions. We have determined that our POS and SIS systems are not Year 2000 compliant, but are currently assessing whether the Year 2000 issues are raised by the application suites themselves or by certain Microsoft tools that we use with the application suites. We expect to complete this assessment in May 1999.

   Due to potential compatibility issues, we plan to upgrade the Microsoft NT operating systems in all stores. The new operating system has been certified by Microsoft to be Year 2000 compliant. We are currently testing the new operating system, and expect to complete testing in the second quarter of 1999. Some of the store register hardware is not Year 2000 compliant, but we believe that we can achieve compliance by rebooting the system and adjusting time and date parameters. We intend to take these measures prior to the opening of businesses following December 31, 1999. We are engaged in a project with ICL that is designed to achieve Year 2000 compliance by the third quarter of 1999.

   We are currently assessing the Year 2000 readiness of our server, SIS workstation hardware, email applications, and software demonstration stations. We anticipate that this assessment will be completed in the second quarter of 1999. We plan to have our store systems achieve Year 2000 compliance for software, operating systems and hardware in the third quarter of 1999.

   Non-Information Technology Systems. Non-information technology systems include the security systems in our stores, headquarters and distribution centers, faxes and voicemail. Based on our assessment of these systems, we have determined that these systems do not raise Year 2000 issues.

   Significant Third Party Relationships. We have initiated formal communications with our significant suppliers to determine our vulnerability if these third parties fail to remedy their own Year 2000 problems. We believe that Year 2000 issues faced by our key suppliers, credit card processors and telecommunications providers, if not effectively remediated, could adversely affect our business. We are not currently able to assess the scope of such issues as they may affect these suppliers and providers or the effect of such issues on us.

 Possible Consequences of Year 2000 Issue

   If store systems should cease to operate on January 1, 2000, we have several options available to continue to process sales and receipts in our stores. In a worst case scenario, the existing disaster procedure to hand-write receipts would be put into place. The receipt of purchase orders and transfers would also be recorded manually. If the situation were a result of the registers' and servers' failure to recognize the new year, the capability exists to set the system dates back to 1999 and continue to process sales transactions. Sales receipts would need to be date stamped by hand. Additional effort would be required to ensure sales and receipt data is subsequently processed correctly. This would require incremental manual intervention. While the cost of manual intervention would not be material, the use of manual intervention would significantly disrupt store operations.

   If our telecommunications and credit card processing service providers are not Year 2000 compliant on a timely basis, our operations could be materially adversely affected. If our telecommunications providers are not compliant, we would be required to migrate our service to a compliant vendor. If our credit card processor is not compliant, we would be required to approve and settle credit requests manually.

 Anticipated Costs of Year 2000 Compliance

   We have incurred approximately $25,000 in costs associated with Year 2000 issues, all of which is attributable to software upgrades, including version
7.0 of SFR. The total cost associated with modifications, upgrades and/or replacements to become Year 2000 compliant is not expected to be material to our financial position. We currently estimate that we will incur costs of approximately $150,000 relating to Year 2000 compliance, including $110,000 for software and operating system compliance and $40,000 for hardware compliance. These costs will be expensed as incurred. We intend to use funds from operations to cover our Year 2000 costs.

 Lack of Contingency Plans

   We have not developed a formal contingency plan. If Year 2000 problems are discovered, we will address these issues as they occur.

Inflation

   We do not believe that inflation has had a material effect on our financial position or results of operations during the past three years. However, we cannot predict the future effects of inflation.

                                 OUR BUSINESS

   Zany Brainy is a leading and rapidly growing specialty retailer of high quality toys, games, books and multimedia products for kids. We are a different kind of toy store with a unique product mission and a passionate commitment to our customers. We believe that learning should be fun. We sell over 15,000 products that entertain, educate and spark the imaginations of children up to 12 years of age. Zany Brainy combines this distinctive merchandise offering with superior customer service and daily in-store events to create an interactive, "kid-friendly" and exciting shopping experience for children and adults.

   We opened our first store in Wynnewood, Pennsylvania in 1991. The current management team assumed leadership during 1995 and 1996. This team refined our store model and operating strategies and, starting in 1997, accelerated our store growth. We opened 23 new stores last year and, as of May 1, 1999, Zany Brainy operated 82 stores in 23 states. We plan to add approximately 25 stores in 1999, seven of which we have already opened, and approximately 25 stores in 2000. Our sales grew 36.6% in 1998 to $168.5 million and we experienced comparable store sales growth of 9.1% in 1997, 9.9% in 1998 and 9.0% in the first quarter of 1999.

Our Strategies

   Our goals are to establish Zany Brainy as the leading specialty retailer of high quality toys, games, books and multimedia products for kids and to build Zany Brainy into a national brand that represents the "best stuff for kids." The key elements of our growth and operating strategies to achieve these goals include:

 Pursue Store Expansion Program

   We believe that Zany Brainy has nationwide appeal and significant new store expansion opportunities over the next several years. We anticipate opening approximately 25 stores in 1999, seven of which we have already opened, and approximately 25 stores in 2000. Our expansion strategy is to continue to open new stores in markets where we believe we can become the dominant retailer of high quality toys, games, books and multimedia products for children as well as to open more stores in our existing markets. In 1999, we plan to open approximately 14 stores in new markets, four of which we have already opened, and to open approximately 11 stores in existing markets.

 Increase Sales Productivity of Existing Store Base

   We are committed to increasing productivity in existing stores through the following initiatives:

  . frequently updating our merchandise presentation and selection to attract repeat customers;

  . utilizing advertising to attract and retain customers and expand consumer awareness of our brand;

  . continuing to invest in the training of sales associates; and

  . further improving our in stock position and speed-to-market with new products by upgrading our distribution and management information systems infrastructure.

 Offer a Unique Merchandise Mix

   We strive to carry a product selection that addresses the needs of our customers and which meaningfully differs from that of our competitors. We believe that our selection represents a comprehensive offering for customers seeking products that enable their children to have fun while learning. We do not sell products that we believe are inconsistent with our mission, such as toys that may reinforce gender stereotypes or encourage violence. In addition, we generally do not offer TV-promoted, mass marketed items. Excluding books and multimedia, we believe that less than 30% of the stock keeping units that we carry are available at Toys "R" Us. We seek to keep our merchandise selection new and exciting, and to satisfy our customers' changing preferences. Accordingly, we seek to update at least 20% of our merchandise each year. To further differentiate our merchandise selection, we work closely with several specialty suppliers to secure exclusive product or licensing arrangements.

 Provide Exceptional Customer Service

   We believe that our high level of service differentiates the shopping experience at our stores, enables us to attract customers and creates customer loyalty and trust. We actively recruit educators, child care providers and back-to-work parents as sales associates because we believe they have a respect and affection for children and an appreciation of how children learn through play. Our employees participate in an extensive training program and learn to proactively assist our customers in selecting products. In addition, we staff our stores with book, multimedia and other specialists who have an in-depth knowledge of their specific areas. We also provide convenient services, such as free gift wrapping and shipping at cost.

 Provide a Destination Store Environment

   We design our stores to be a destination for both children and adults to enjoy free fun every day. We offer daily, in-store events such as mini-concerts, story time, face-painting, character appearances and a summer reading club. We provide a hands-on shopping experience and encourage children to play with our products in the store. Our "kid-friendly" stores are colorful, welcoming and exciting with attractive carpeting and designated play areas located throughout the store.

 Develop an Internet Sales Channel

   We intend to implement an internet shopping site. We currently anticipate that our internet shopping site may be developed through a joint venture arrangement.

Industry and Competition

   We believe that the market for our product categories was approximately $14.0 billion in 1998. However, we do not sell some of the products included in these categories because they are inconsistent with our product mission or inappropriate for children 12 years and under.

   The toy retailing market is comprised of:

  . mass market retailers, including superstores such as Toys "R" Us and discounters such as Wal-mart and Target;

  . smaller format specialty educational and creative toy and game retailers such as Noodle Kidoodle and LearningSmith;

  . non-toy specialty retailers, such as traditional book, music, video and software retailers;

  . internet-only retailers; and

  . a variety of other retailers offering a subset of our products including card and gift shops, craft stores and department stores.

   The mass market retailers have traditionally offered a broad range of products with a particular focus on TV-promoted products. We believe that mass market retailers' emphasis on these products, combined with the impersonal environment and reduced service levels typical of a large format superstore, limits their ability to meet the needs of our customers.

   Some of the smaller format specialty educational and creative toy and game retailers offer products similar to ours. However, we generally operate larger stores, which enables us to carry a wider product assortment. In addition, some of these competitors supplement their product offering with items that we believe are inconsistent with our mission to sell the "best stuff for kids." Moreover, we provide a broader program of special events than these competitors.

   Many non-toy speciality retailers, such as traditional book and software retailers, offer an extensive selection of products in specific categories. However, we believe our comprehensive merchandise offering of toys, games, books and multimedia products for kids satisfies our customers' need for a variety and selection of products. Internet-only retailers provide customers with an on-line shopping forum. We believe we differentiate ourselves from internet competitors by providing a high level of customer service and a "kid friendly" environment in which children are encouraged to see, touch and play with our products.

Our Merchandising Approach

   We believe that our customers trust us to provide high quality merchandise for kids at the right price. We carefully select products that encourage children's educational, emotional or physical development. We do not sell products that we believe are inconsistent with our mission, such as toys that reinforce gender stereotypes or encourage violence. In addition, we generally do not offer TV-promoted, mass marketed items. We believe that this merchandising philosophy has enabled us to earn the confidence, loyalty and trust of our customers.

 Our Distinctive Merchandise Selection

   We purchase over 15,000 stock keeping units from more than 400 suppliers in 20 different countries. While our products generally range in price from less than one dollar up to $200, the average price paid for a single product is less than $10. We present our merchandise across 11 product categories to satisfy a broad spectrum of customer needs. Our extensive selection of merchandise includes:

Category                               Description
--------                               -----------
Toys and Games
  Brainy Games and Puzzles.........    Board games and puzzles.
  Bright Start.....................    Toys for ages up to three.
  Creativity.......................    Arts and crafts supplies and kits.
  Good Sports......................    Indoor and outdoor sport-theme toys.
  Kidtronics.......................    Electronic learning aids and musical
                                       instruments.
  Let's Pretend....................    Pretend play, dress up and doll houses.
  Our Planet.......................    Science-related toys.
  Plush and Dolls..................    Stuffed animals and dolls.
  Young Builders...................    Building toys and trains.
Books................................  Extensive selection of over 7,000 titles.
Multimedia...........................  Software, audio and video.

   We regularly offer numerous limited distribution, innovative products. In many cases, we have worked with suppliers to first introduce their products in our stores. We believe many manufacturers of specialty products do not sell their products through discounters or mass market retailers. To further differentiate our merchandise offering, we also work closely with several specialty suppliers to secure exclusive product or licensing arrangements. We also supplement our merchandise offering with our own product development efforts. We sell our private label products under such brand names as "Ready, Set, Grow!" and "Kidstruments."

 Our Competitive Pricing

   We generally position ourselves to be competitive in price, but we do not attempt to be the discount leader in a given market. We do, however, maintain a policy of matching our competitors' advertised prices.

Store Operations

 Our Store Design

   We design our stores to be bright, colorful and inviting for children and adults. Our current store prototype is 10,600 square feet and contains 11 major categories of products. Large banners with unique graphics identify each of these categories to enable customers to find specific items quickly. Our stores are fully carpeted and have low shelving to encourage children to see, touch and play with our products. Departments are located around the perimeter of the store in a "racetrack" style to promote browsing and impulse sales. We have a play center in the middle of our stores that is surrounded with large red pillars so children can locate it easily. We also provide seating in the play center so adults can comfortably play with their children. We typically locate our Zany Showtime Theater, which is used to show the latest video releases, adjacent to the play center so we can combine the two spaces to accommodate larger special events. A reading area is situated next to our book department, and software demonstration stations are placed near our multimedia department to encourage sampling of these items.

                             [Store layout graphic]

 Our Store Associates

   We strive to complement our innovative store design with superior customer service to provide an enjoyable shopping experience. We believe our prompt, knowledgeable and enthusiastic service fosters the confidence and loyalty of our customers and differentiates us from our competitors. We actively recruit educators, child care providers and back-to-work parents as store employees because we believe that these people are most likely to have a respect and affection for children, and an appreciation of how children learn through play. Because we consider customer relations and product knowledge to be critical components of our merchandising strategy, we emphasize product and customer service training. Our sales associates receive approximately 25 hours of training within their first month of employment and are tested before they are designated a "Certified Kidsultant." We train our sales associates to proactively advise customers on product features, benefits and age-appropriateness.

   In addition, some of our sales associates receive supplemental training to become specialists in various areas including books, multimedia and events. We also provide an abbreviated form of training for seasonal employees. Once a year, all store managers attend a "Play Day" where they are introduced to and trained in the features and benefits of various new products. The store managers then train our sales associates in these products.

   Our stores are typically staffed with a general manager, three assistant managers, four specialists, and a varying number of part-time sales associates, depending on store volume and time of year. A general manager and three assistant managers, who may be specialists, typically manage each store, and are responsible for building relationships within the community. The operations of each store are supervised by one of 11 district managers who each in turn report to one of three regional managers. Each regional manager reports to the vice president of stores.

   Zany Brainy stores are open seven days a week, generally from 10:00 a.m. to 9:00 p.m. Monday through Saturday and 11:00 a.m. to 6:00 p.m. on Sunday.

Store Locations

   We select geographic markets and store sites on the basis of demographic information, quality and nature of co-tenants store visibility and accessibility. Key demographics include population density, household income, the number of households with children and education level. We locate our stores primarily in suburban strip or power centers as well as in selected free-standing locations. We typically seek sites with co-tenants that are strong, destination and lifestyle-oriented retailers such as Borders, Old Navy, PETsMART, Bed, Bath & Beyond or upscale supermarkets.

   The map and store list below present the stores we operated as of May 1, 1999:

                 [Map of United States showing store locations]

                        1996 Openings
                 -------------------------
                   City, State     Sq. Footage
                 ----------------  -----------
                 Naperville, IL      12,481
                 Oak Brook, IL       12,996
                 Orland Park, IL     13,614
                 Durham, NC          13,010
                 Raleigh, NC         12,701
                 Marlton, NJ         15,520
                 Edison, NJ          14,000
                 Springfield, NJ     12,530
                 Akron, OH           10,052
                 Columbus, OH        12,015
                 Mayfield
                  Heights, OH         9,556
                 Fairless Hills,
                  PA                 11,236*

     Pre-1995 Openings
------------------------
  City, State     Sq. Footage
----------------  -----------
Wilmington, DE       8,400
Marietta, GA        12,500
Sandy Springs,
 GA                 13,500
Annapolis, MD       12,045
Columbia, MD        12,000
Rockville, MD       12,368
East Brunswick,
 NJ                 12,000
Mount Laurel, NJ    10,208
Wayne, NJ           13,500
Jenkintown, PA      12,460
Lancaster, PA       12,150
Newtown, PA         10,846
Strafford, PA        8,500
Wynnewood, PA       10,875
Fairfax, VA         13,801
Sterling, VA        12,421             1998 Openings
     -------------------------
                                  City, State     Sq. Footage
                                ----------------  -----------
                                Brea, CA            10,350
                                Concord, CA         10,500
                                Mission Viejo,
                                 CA                 11,116
                                Montclair, CA       10,816
                                Newport Beach,
                                 CA                 10,876
                                Orange, CA          10,644
                                Pasadena, CA        10,600
                                San Mateo, CA       10,687
                                Valencia, CA        10,081
                                Overland Park,
                                 KS                 10,600
                                Lexington, KY       12,850
                                Gaithersburg, MD    10,500
                                Ballwin, MO         10,600
                                Brentwood, MO       10,418
                                Scarsdale, NY        9,207
                                Winston-Salem,
                                 NC                  8,249
                                Columbus, OH        10,600
                                Cool Springs, TN    10,650
                                Brentwood, TN       10,088
                                Fredericksburg,
                                 VA                  8,039
                                Redmond, WA         10,479
                                Tukwila, WA         11,200
                                Brookfield, WI      11,122
                           -----------------------------------------
                 Average Sq.
                 Footage.........    12,476
                        1997 Openings
                 -------------------------
                   City, State     Sq. Footage
                 ----------------  -----------
                 Birmingham, AL      10,000
                 San Diego, CA       10,500
                 Thousand Oaks,
                  CA                 10,440
                 Torrance, CA        10,500
                 Indianapolis, IN    10,016
                 Louisville, KY      11,841
                 Charlotte, NC       12,500
                 Madison, WI         10,000
                 Milwaukee, WI        9,885
-----------------------------------------
Average Sq.
 Footage........    11,723
       1995 Openings
------------------------
  City, State     Sq. Footage
----------------  -----------
Alpharetta, GA      13,582
Marietta, GA        11,100*
Norcross, GA        15,001      -----------------------------------------
Northbrook, IL      15,058
Schaumburg, IL      15,000      Average Sq.
Wheaton, IL         12,499       Footage........    10,447
Eatontown, NJ       13,044             1999 Openings
Princeton, NJ       11,372      -------------------------
Warrington, PA      12,500
Huntingdon                        City, State     Sq. Footage
 Valley, PA         12,500      ----------------  -----------
Bailey's
 Crossroads, VA     13,329      Dublin, CA          10,500
Woodbridge, VA      12,593      Huntington
Fairfax, VA         12,814       Beach, CA          10,625
Reston, VA          12,716      Colorado
Springfield, VA     12,000       Springs, CO         9,108
                                Timonium, MD        10,184
                                Roseville, MN       10,607
                                Omaha, NB           10,500
                                Murray, UT           9,470
                           -----------------------------------------
                 Average Sq.
                  Footage........    10,631
-----------------------------------------
Average Sq.
 Footage........    13,007 -----------------------------------------
--------
*Excludes square footage licensed to a third party.
                                Average Sq.
                                 Footage........    10,142

Marketing

 Advertising

   We use direct mail and newspaper advertising to promote Zany Brainy products and increase awareness of our stores and brand. We primarily rely on direct mail advertising, which allows us to capitalize on our growing, internally-generated database. A variety of direct mail pieces, including our large, color "Zany Zone" catalog, are mailed throughout the year to both current and prospective customers. We also use full color newspaper inserts for broader consumer reach during our peak selling periods. We advertise most heavily during the Christmas holiday and back-to-school seasons. Our suppliers contribute to some of our advertising costs through co-op advertising.

   We use grand opening events to create traffic in new stores and to introduce Zany Brainy to the community. Through a combination of advertising promotions, public relations efforts and community outreach activities, we seek to generate strong opening weekend sales, significant media exposure and community involvement with Zany Brainy. For example, we design our grand opening events to enable our store employees to initiate relationships with children-focused organizations such as schools, museums, zoos and daycare centers.

 Free Fun Every Day

   The Zany Brainy store environment and special events program are integral parts of our marketing strategy. We believe they provide an exciting shopping and learning experience for kids and adults. Our stores always feature several interactive areas, including play centers and software demonstration stations. In addition, we show movies throughout the day at our Zany Showtime Theater. We publish a monthly calendar of free events for our stores. Each of our stores hosts regular daily activities for kids, including creative arts and crafts activities, character and author appearances and mini-concerts by children's performers. In order to enhance customer loyalty, we established a summer reading club in 1993. In 1998, the summer reading club had approximately 26,000 members. The National Geographic Society and America Online are among the organizations that have sponsored our summer reading club. We believe that these activities create an enjoyable shopping experience and strengthen our position as a family-oriented destination store.

Purchasing and Suppliers

   We purchase merchandise from over 400 suppliers in 20 different countries. We believe that our buying power and ability to make centralized purchases enable us to acquire products on favorable terms.

   In mid-1998, we entered into a relationship with Ingram Books to be our principal book distributor. We believe that this arrangement provides a comprehensive, cost-effective alternative to purchasing books from multiple publishers and distributors. In addition, Ingram ships directly to each of our stores, improving our in-stock position and ensuring that we carry current, popular titles.

   Additionally, we host vendor-supported in-store programs to increase customer product knowledge in a friendly, hands-on environment. For example, we periodically schedule "Young Builders Days," when representatives from suppliers provide children with the opportunity to play with and learn about their products.

   Our central buying staff is comprised of one vice president, two divisional merchandise managers and seven buyers, each of whom is responsible for purchasing selected categories of our products. Our buyers generally have extensive purchasing experience with major toy or other speciality retailers. We also maintain an in-house private label product development team that develops products which are unique to Zany Brainy and offer higher profit margins. In addition, we have a merchandise planning team that manages inventory levels and the flow of merchandise through our stores. This team works closely with our buying staff to react quickly to sales trends and improve in stock levels at our stores.

Distribution

   We currently operate one distribution center in Delaware that contains approximately 120,000 square feet. Approximately 80% of our products are distributed through this facility and the balance is shipped to the stores directly by the manufacturer or supplier. Our automated inventory replenishment system optimizes the inventory levels at each of our stores. This computerized system retrieves sales information from our stores, enabling us to pick, price and ship products to each of our stores on a weekly basis. This method of allocation and distribution improves our operating performance by reducing overall inventory costs while maintaining high in stock percentages.

   After analyzing our distribution facilities and systems in light of our anticipated growth, we decided to close our two distribution centers in Delaware, one of which closed in April 1999, and consolidate distribution center operations in a new 250,000 square foot facility in Swedesboro, New Jersey. We anticipate closing the other Delaware facility in connection with the opening of our new Swedesboro facility, which is scheduled to occur in the summer of 1999. The new distribution center will be automated to increase productivity. We also plan to implement a new warehouse management system as part of the JDA software installation that we anticipate completing in the first quarter of 2000. This more sophisticated system should enable us to accept smaller but more frequent deliveries from suppliers, reducing inventory in the distribution center and stockouts at our stores.

Management Information Systems

   Our management information systems include a business-wide software package, SFR, that supports our major back-office functions, including buying, replenishment, physical distribution, general ledger and payables. In late 1998, we agreed to purchase a more sophisticated software package from JDA to replace SFR. JDA will support the same business functions as SFR, but it also includes forecasting capabilities and more advanced replenishment and trend algorithms. We believe the implementation of JDA, which we anticipate completing in the first quarter of 2000, will further increase our operating efficiencies.

   At the store level, we utilize a point-of-sale system to capture sales transactions that includes a price look-up, UPC scanning, check and credit authorization and zip code capture. Our store systems interface with our business-wide software system to automatically replenish inventory, by stock keeping unit, to each store. We also analyze this information to tailor our merchandise assortment, determine markdowns, generate forecasts and evaluate product and supplier performance.

Proprietary Rights

   To protect our proprietary rights, we generally rely on copyright, trademark and trade secret laws, confidentiality agreements with employees and third parties and license agreements with consultants and suppliers. Each of "Zany Brainy," "A Zillion Neat Things for Kids," "Zany Zone" and "Price Chomper" has been registered as a service mark and/or trademark with the United States

Patent and Trademark Office. In addition, we have numerous pending applications for trademarks. "ZanyBrainy.com" has also been registered as an internet domain name.

Employees

   As of May 1, 1999, we employed approximately 1,700 employees, approximately 750 of whom were employed full-time. We also employ additional personnel during peak selling periods. We consider our relationships with our employees to be good. None of our employees are covered by collective bargaining agreements.

Properties

   Our corporate headquarters are located at 308 East Lancaster Avenue in Wynnewood, Pennsylvania, where we lease approximately 36,000 square feet. Our lease expires June 30, 1999. We plan on relocating our corporate headquarters to King of Prussia, Pennsylvania in June 1999 to increase our office space to approximately 52,000 square feet. We have an option to lease another 10,000 square feet in the new location. The lease has an initial term of ten years with two five-year renewal options.

   We also currently lease one distribution center in New Castle, Delaware consisting of approximately 120,000 square feet. This lease will expire in March 2000. We plan on closing our New Castle distribution center and moving into a facility in Swedesboro, New Jersey in the summer of 1999. The lease for the distribution center in New Castle will be assumed by our new landlord following our occupancy of the new facility in Swedesboro. The new distribution center consists of approximately 250,000 square feet, and we have an option to expand the distribution center by a minimum of 100,000 and up to 250,000 square feet. The new distribution center lease has an initial term of five years with two five-year renewal options. We closed a smaller distribution center in April 1999 when its lease expired.

   We lease all of our stores. Initial lease terms are generally for ten years, and most leases contain multiple five-year renewal options. We generally select a new store site six to 18 months before its opening. Our stores are primarily in suburban strip or power shopping centers as well as in selected free-standing locations. As of May 1, 1999, we had 25 signed leases for stores we plan to open in 1999, seven of which we have already opened, and two signed leases for stores we plan to open in 2000.

Legal Proceedings

   We are from time to time involved in litigation that we believe ordinarily accompanies a retail business. We do not believe that any of our pending or threatened litigation will result in an outcome that would materially affect our business.

                                   MANAGEMENT

Executive Officers and Directors

   Our executive officers and directors are:

Name                       Age                     Position
----                       ---                     --------
Keith C. Spurgeon.........  44 Chairman of the Board and Chief Executive Officer
Thomas G. Vellios.........  44 President
Robert A. Helpert.........  55 Chief Financial Officer, Secretary and Treasurer
C. Donald Dorsey..........  57 Director
Robert A. Fox.............  69 Director
Gerald R. Gallagher.......  58 Director
Henry Nasella.............  52 Director
Yves B. Sisteron..........  43 Director
David V. Wachs............  73 Director

   The current executive officers and directors, along with their backgrounds, are set forth below:

   Keith C. Spurgeon has served as our Chairman of the Board and Chief Executive Officer since January 1998. He served as our President and Chief Executive Officer from June 1996 to January 1998. Prior to joining us, Mr. Spurgeon was at Toys "R" Us for over ten years where he served in various capacities, most recently as Vice President for Asia and Australia.

   Thomas G. Vellios has served as our President since January 1998. He joined Zany Brainy in November 1995 as Executive Vice President of Merchandising and Marketing. Prior to joining us, Mr. Vellios was at Caldor, Inc. for nine years, where he served in various capacities, most recently as Senior Vice President and General Merchandise Manager.

   Robert A. Helpert has served as our Chief Financial Officer, Secretary and Treasurer since May 1995. Prior to joining us, from February 1994 to May 1995, Mr. Helpert was the Executive Vice President and Chief Financial Officer for Trans World Entertainment Corporation. Prior to joining Trans World, from 1988 to 1994, he was President and Chief Operating Officer of W.H. Smith, Inc., an operator of hotel and airport newsstands and gift shops.

   C. Donald Dorsey has served as one of our directors since June 1994. Mr. Dorsey has served as Executive Vice President of PETsMART, Inc. since 1994. From 1989 to February 1997 and November 1997 to March 1998, Mr. Dorsey also served as PETsMART's Chief Financial Officer.

   Robert A. Fox has served as one of our directors since January 1993. Mr. Fox is the President of R.A.F. Industries, Inc. and affiliates, diversified manufacturing, distribution and service companies, which he founded in 1979. Mr. Fox also currently serves as a director of Safeguard Scientifics, Inc. and Prime Bancorp, Inc.

   Gerald R. Gallagher has served as one of our directors since June 1994. Mr. Gallagher has been a general partner of Oak Investment Partners, a venture capital firm, since 1987. Before joining Oak Investment Partners, he was Vice Chairman of Dayton Hudson Corporation. Currently, Mr. Gallagher serves as a director of P.F. Chang's China Bistro, Inc.

   Henry Nasella has served as one of our directors since October 1993. Mr. Nasella has been the Chairman, Chief Executive Officer and President of Star Markets Company, Inc., a Boston-based grocery retailer since September 1994. From January 1994 to September 1994, he was a principal of Phillips-Smith Specialty Venture Capital. Mr. Nasella formerly served as President and Chief Operating Officer of Staples Inc. He currently serves as a director of Au Bon Pain Co., Inc.

   Yves B. Sisteron has served as one of our directors since June 1994. Mr. Sisteron has been a principal of Global Retail Partners, L.P., an investment fund, since January 1996 and a manager of U.S. investments for Carrefour S.A. since 1993. Mr. Sisteron currently serves as a director of P.F. Chang's China Bistro, Inc.

   David V. Wachs has served as one of our directors since October 1993. Mr. Wachs currently serves as a consultant to Charming Shoppes, Inc., a retail company he co-founded.

   Mr. Nasella was elected to our board pursuant to a provision of our shareholders agreement that entitles David Schlessinger, the founder and former chairman of Zany Brainy, to designate two directors to our board. In August 1998, Mr. Schlessinger waived his right to designate directors in the future. Messrs. Fox and Wachs were elected to our board pursuant to a provision of our shareholders agreement that entitles Mr. Fox to designate one director, in addition to himself, to our board. Messrs. Gallagher and Sisteron were elected to our board pursuant to a provision of our shareholders agreement that entitles Oak Investment Partners V Limited Partnership and Fourcar B.V., respectively, to designate directors to our board. The shareholders agreement terminates upon consummation of this offering.

Committees of the Board of Directors

   The board of directors has established an audit committee, a compensation committee and a nominating committee.

   Messrs. Dorsey, Fox and Wachs comprise the audit committee. The audit committee reviews with management our internal financial controls, accounting procedures and reports. The audit committee also reviews the engagement of our independent auditors, makes recommendations to the board of directors regarding the selection of independent auditors and reviews the scope, fees and results of any audit.

   Messrs. Gallagher, Nasella and Sisteron comprise the compensation committee. The compensation committee administers all of our salary and incentive compensation policies. The compensation committee also administers our stock option plans and establishes the terms and conditions of all stock option grants.

   Messrs. Nasella and Spurgeon comprise the nominating committee. The nominating committee evaluates board performance and recommends nominees to the board of directors.

Director Compensation

   Directors do not receive any cash compensation for service as directors, however, they are reimbursed for the expenses they incur in attending meetings of the board or board committees. All directors are eligible to participate in our stock option plans.

Executive Compensation

   The following table sets forth information concerning the compensation earned by our chief executive officer and our two other executive officers for services rendered in all capacities to us in the year ended January 30, 1999.

                           Summary Compensation Table

                                                  Annual
                                               Compensation
                                             -----------------    All Other
Name and Principal Position             Year  Salary   Bonus   Compensation(a)
---------------------------             ----  ------  -------- ---------------
Keith C. Spurgeon, Chairman and Chief
 Executive Officer..................... 1998 $300,000 $135,000     $2,335
Thomas G. Vellios, President........... 1998  275,000  110,000      2,466
Robert A. Helpert, Chief Financial
 Officer, Secretary and Treasurer...... 1998  262,500   91,875      6,666

--------
(a) Represents premiums paid by us with respect to term life insurance for the benefit of the named executive officer.

Stock Option Information

   There were no stock option grants to any of the executive officers named in the Summary Compensation Table during fiscal year 1998.

   In April 1999, Messrs. Spurgeon, Vellios and Helpert received options to purchase 100,000, 125,000, and 25,000 shares of common stock, respectively, at an exercise price of $11.75 per share. Each of the options vests in four equal installments commencing on the first anniversary of the date of grant and expires ten years from the date of grant.

   The following table sets forth information with respect to the number and value of outstanding options held by the executive officers named in the Summary Compensation Table at the end of 1998.

                         Fiscal Year-End Option Values

                               Number of Securities      Value of Unexercised
                              Underlying Unexercised     In-the-Money Options
                              Options at Year End(#)      at Year End ($)(a)
                             ------------------------- -------------------------
            Name             Exercisable Unexercisable Exercisable Unexercisable
            ----             ----------- ------------- ----------- -------------
Keith C. Spurgeon...........   237,500      462,500     1,796,500    3,472,000
Thomas G. Vellios...........   175,000      275,000     1,325,500    2,059,000
Robert A. Helpert...........   113,750      161,250       866,600    1,219,200

--------
(a) Based on an assumed initial public offering price of $11.00 per share, minus the exercise price, multiplied by the number of shares underlying the option.

Stock Option Plans

 1993 Stock Incentive Plan

   We have a 1993 stock incentive plan, under which we have reserved for issuance 2,500,000 shares of common stock. The 1993 plan provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights and stock awards to our key employees and non-employee directors. The compensation committee of the board of directors administers and interprets the plan.

   The exercise price of common stock underlying an option may be greater, less than or equal to fair market value. However, the exercise price of an incentive stock option must be equal to or greater than the fair market value of a share of common stock on the date such incentive stock option is granted, and the exercise price of an incentive stock option granted to an employee who owns more than 10% of the common stock may not be less than 110% of the fair market value of the underlying shares of common stock on the date of grant.

   The maximum term of an option is ten years from the date of grant except that the term of an incentive stock option granted to an employee who owns more than 10% of the common stock may not exceed five years from the date of grant. The compensation committee may accelerate the exercisability of any or all outstanding options in the event of a dissolution, liquidation or change in control.

   As of May 1, 1999, 2,450,487 options were outstanding under the 1993 plan. Zany Brainy does not anticipate that any additional stock options will be granted under the 1993 plan after the date of the offering.

 1998 Equity Compensation Plan

   We have a 1998 equity compensation plan under which we have reserved for issuance 3,000,000 shares of common stock. The 1998 plan provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and performance units to our designated employees, advisors and consultants, and to non-employee directors. The 1998 plan provides that no more than 500,000 shares in the aggregate may be granted to any individual in any calendar year. The compensation committee of the board of directors administers and interprets the plan.

   The exercise price of common stock underlying an option may be greater, less than or equal to fair market value. However, the exercise price of an incentive stock option must be equal to or greater than the fair market value of a share of common stock on the date such incentive stock option is granted, and the exercise price of an incentive stock option granted to an employee who owns more than 10% of the common stock may not be less than 110% of the fair market value of the underlying shares of common stock on the date of grant.

   The maximum term of an option is ten years from the date of grant except that the term of an incentive stock option granted to an employee who owns more than 10% of the common stock may not exceed five years from the date of grant. The compensation committee may accelerate the exercisability of any or all outstanding options at any time for any reason.

   Upon a change of control, the compensation committee may determine that:

  . 50% of all unvested options shall immediately vest;

  . the restrictions and conditions on all outstanding restricted stock shall immediately lapse; and

  . holders of performance units shall receive a payment in settlement of such units, in an amount determined by the compensation committee in its sole discretion.

   As of May 1, 1999, 941,600 options were outstanding under the 1998 plan.

   Section 162(m). Under Section 162(m) of the Internal Revenue Code, we may be precluded from claiming a federal income tax deduction for total remuneration in excess of $1,000,000 paid to the chief executive officer or to any of the other four most highly compensated officers in any one year. Total remuneration would include amounts received upon the exercise of stock options granted under the plan and the value of shares received when the shares of restricted stock became transferable or such other time when income is recognized. An exception does exist, however, for "performance-based compensation," including amounts received upon the exercise of stock options pursuant to a plan approved by shareholders that meets certain requirements. The 1998 plan has been approved by shareholders and is intended to make grants of options thereunder meet the requirements of "performance-based compensation." Awards of restricted stock generally will not qualify as "performance-based compensation."

 Nonqualified Stock Options

   Prior to the adoption of the 1993 stock incentive plan and subsequent to the 1993 plan's adoption with respect to certain persons or entities unable to receive grants under the 1993 plan, we granted to certain employees, consultants and advisors non-qualified stock options under individual agreements with the grantees. As of May 1, 1999, 130,000 options were outstanding under these separate agreements. All of these options expire ten years after the date of grant.

Employment Agreements

   In 1996, we entered into employment agreements with each of Keith C. Spurgeon, Thomas G. Vellios and Robert A. Helpert. Under these employment agreements, Messrs. Spurgeon, Vellios and Helpert are entitled to receive a base salary, which may be increased from time to time, and such additional compensation as may be awarded to them. In addition, Messrs. Spurgeon, Vellios and Helpert received stock option grants under these employment agreements for 400,000 shares, 200,000 shares and 140,000 shares, respectively, at an exercise price of $4.00 per share. These stock option grants were subsequently repriced to $3.33 per share and are governed by the terms of our 1993 stock incentive plan. The 1999 base salaries for Messrs. Spurgeon, Vellios and Helpert are $300,000, $300,000 and $275,000, respectively.

   Each of the employment agreements contains the following principal terms:

  . severance payment equal to six months of the employee's base salary if the employee is terminated for any reason other than for cause or a change of control.

  . severance payment equal to one year of the employee's base salary, if the employee is terminated or the employee's responsibilities are significantly reduced after a change in control.

  . the option to resign and still receive a severance payment equal to one year of the employee's base salary within one year after a change of control if, after the change in control, the successor organization does not offer to extend the employee's employment agreement for two years on substantially the same terms.

Each of the employment agreements may be terminated at will by either party.

                              CERTAIN TRANSACTIONS

Issuance of Capital Stock

   In September and November 1996, we issued 525,025 shares and 224,959 shares, respectively, of series C convertible preferred stock for an aggregate of $16,874,640. In order to encourage our existing shareholders to participate in the series C financing, we also offered them the opportunity, in some circumstances, to exchange their shares of series B preferred stock for an equal number of shares of series BB preferred stock, which has a more favorable conversion rate to common stock. As a result, in September 1996, we issued 748,334 shares of series BB convertible preferred stock in exchange for an equal number of shares of series B convertible preferred stock. In addition, as set forth below, one of our former shareholders also sold all of its shares of common stock on a pro rata basis to the investors in the series C financing. All of the shares of convertible preferred stock will convert to common stock at the closing of this offering.

   Specifically, in connection with the series C preferred stock sale, we issued:

  . 8,940 shares of common stock to the C. Donald Dorsey and Lydia Dorsey
    Family Trust dated August 5, 1993, for which C. Donald Dorsey, one of our directors, serves as trustee;

  . an aggregate of 164,590 shares of common stock to Robert A. Fox, one of our directors, for himself and for a voting trust in his name;

  . 121,755 shares and 2,740 shares of common stock to Oak Investment
    Partners V, L.P. and Oak V Affiliates Fund, L.P., respectively, partnerships in which Gerald R. Gallagher, one of our directors, is a general partner;

  . 810,805 shares, 131,530 shares and 51,050 shares of common stock to Fourcar, B.V., Lacomble Retailing, SA and Fondation Consuelo, respectively, each of which is an entity affiliated with Carrefour S.A., for which Yves Sisteron, one of our directors, serves as the manager of U.S. investments;

  . 70,620 shares of common stock to Frontenac VI Limited Partnership, one of our greater than 5% shareholders;

  . 1,015,455 shares and 5,040 shares of common stock to Nassau Capital
    Partners II L.P., one of our greater than 5% shareholders, and NAS Partners I L.L.C., respectively;

  . 993,375 shares of common stock to Vulcan Ventures, Inc., one of our greater than 5% shareholders; and

  . an aggregate of 5,605 shares of common stock to employees of DLJ.

   In connection with the exchange of series B convertible preferred stock for series BB convertible preferred stock, we issued:

  . 4,571 shares of common stock to the C. Donald Dorsey Trust;

  . an aggregate of 448,388 shares of common stock to Mr. Fox, for himself and for a voting trust in his name;

  . 372,571 shares and 8,379 shares of common stock to Oak Investment
    Partners V, L.P. and Oak V Affiliates Fund, L.P., respectively;

  . 321,152 shares, 71,195 shares, 35,597 shares, 35,597 shares, 28,571 shares, 13,714 shares and 28,571 shares of common stock to Fourcar, B.V., Lacomble Retailing, SA, Fidas

    Business S.A., SG Cowen, Fundacion Juan March, Fundacion Appomatox and Daniel Bernard, respectively, each of which is an entity affiliated with Mr. Sisteron and which Fourcar, B.V. and Lacomble Retailing, SA are entities affiliated with Carrefour S.A.;

  . 761,911 shares of common stock to Frontenac VI Limited Partnership;

  . 257,526 shares of common stock to Vulcan Ventures, Inc; and

  . an aggregate of 2,550 shares of common stock to employees of DLJ.

Recent Sales of Securities by Shareholders

   In September and November 1996, one of our former shareholders sold an aggregate of 600,000 shares of common stock to certain of our shareholders for an aggregate purchase price of $2.0 million, or $3.33 per share, including:

  . 1,430 shares of common stock to the C. Donald Dorsey Trust;

  . an aggregate of 26,334 shares of common stock to Mr. Fox, for himself and for a voting trust in his name;

  . 19,481 shares and 438 shares of common stock to Oak Investment Partners
    V, L.P. and Oak V Affiliates Fund, L.P., respectively;

  . 129,729 shares, 21,045 shares and 8,168 shares of common stock to Fourcar, B.V., Lacomble Retailing, SA and Fondation Consuelo, respectively;

  . 11,300 shares of common stock to Frontenac VI Limited Partnership;

  . 162,474 shares and 807 shares of common stock to Nassau Capital Partners
    II L.P. and NAS Partners I L.L.C., respectively;

  . 158,940 shares of common stock to Vulcan Ventures, Inc.; and

  . an aggregate of 898 shares of common stock to employees of DLJ.

   In July and August 1998, Mr. Schlessinger sold an aggregate of 410,000 shares of common stock to certain of our shareholders for an aggregate purchase price of $2,460,000, or $6.00 per share, including:

  . an aggregate of 40,261 shares of common stock to Mr. Fox, for himself and for a voting trust in his name;

  . 28,149 shares and 633 shares of common stock to Oak Investment Partners
    V, L.P. and Oak V Affiliates Fund, L.P., respectively;

  . 1,081 shares of common stock to Henry Nasella, one of our directors;

  . 36,783 shares and 229 shares of common stock to Nassau Capital Partners
    II L.P. and NAS Partners I L.L.C., respectively;

  . 65,247 shares of common stock to Vulcan Ventures, Inc.; and

  . 105,549 shares of common stock to DLJ and 1,071 shares of common stock to an employee of DLJ.

   In December 1998, DLJ transferred the 105,549 shares of common stock it purchased from Mr. Schlessinger to Global Retail Partners, L.P., an investment partnership of which Mr. Sisteron, one of our directors, is a principal, and to its affiliates.

                       PRINCIPAL AND SELLING SHAREHOLDERS

   The following table sets forth information regarding the beneficial ownership of our common stock by:

  . our chief executive officer, other executive officers and directors;

  . each selling shareholder;

  . all directors and executive officers as a group; and

  . each person known to us to own beneficially more than 5% of our outstanding shares.

   A person has beneficial ownership of shares if he has the power to vote or dispose of the shares. This power can be exclusive or shared, direct or indirect. In addition, a person is considered by SEC rules to beneficially own shares underlying options that are presently exercisable or will become exercisable within 60 days. The shares listed in this table below under "Number of Shares Underlying Options" include shares issuable upon the exercise of options that are presently exercisable or will become exercisable within 60 days of May 1, 1999.

   As of May 1, 1999, there were 16,635,681 shares of our common stock outstanding, after giving effect to the conversion of all shares of preferred stock into common stock. To calculate a shareholder's percentage of beneficial ownership, we must include in the numerator and denominator those shares underlying options that the shareholder is considered to beneficially own. Shares underlying options held by other shareholders, however, are disregarded in this calculation. Therefore, the denominator used in calculating beneficial ownership among our shareholders may differ. Shares beneficially owned after this offering include 25,000 shares to be sold in this offering, which shares are to be issued in connection with the exercise of stock options immediately prior to the completion of this offering.

                                                                                             Shares
                                                                                          Beneficially
                                     Shares Beneficially Owned Prior to                    Owned After
                                                  Offering                                  Offering
                                  ----------------------------------------  Number of   -----------------
                                              Number of                     Shares of
                                   Number of    Shares                     Common Stock
                                  Outstanding Underlying                    to be Sold
    Name of Beneficial Owner        Shares     Options     Total   Percent in Offering   Number   Percent
    ------------------------      ----------- ----------   -----   ------- ------------ --------- -------
Executive Officers and Directors
Keith C. Spurgeon ..............           0   337,500     337,500   2.0%           0     337,500   1.6%
Thomas G. Vellios ..............           0   175,000     175,000   1.0            0     175,000     *
Robert A. Helpert ..............           0   148,750     148,750     *            0     148,750     *
C. Donald Dorsey (a)............      19,512    34,000      53,512     *            0      53,512     *
Robert A. Fox (b)...............   1,840,912     4,000   1,844,912  11.1      148,604   1,696,308   8.3
Gerald R. Gallagher (c).........   1,316,047    84,000   1,400,047   8.4            0   1,400,047   6.8
Henry Nasella ..................       8,336    41,500      49,836     *            0      49,836     *
Yves B. Sisteron (d)............   3,220,836     4,000   3,224,836  19.4            0   3,224,836  15.8
David V. Wachs (e)..............     217,558    34,000     251,558   1.5       35,821     215,737   1.1
All executive officers and
 directors as a group
 (9 persons)....................   6,623,201   862,750   7,485,951  42.8      184,425   7,301,526  34.2
Five Percent Holders
Frontenac VI Limited
 Partnership (f)................     843,831         0     843,831   5.1      210,957     632,774   3.1
Fourcar, B.V. (g)...............   2,438,154     4,000   2,442,154  14.7            0   2,442,154  11.9
Nassau Capital
 Partners II L.P. (h)...........   1,220,788         0   1,220,788   7.3      305,197     915,591   4.5
David Schlessinger (i)..........   2,054,550         0   2,054,550  12.4    1,200,000     854,550   4.2
Vulcan Ventures, Inc. (j).......   2,141,757         0   2,141,757  12.9            0   2,141,757  10.5

                                                                                  Shares
                                                                               Beneficially
                            Shares Beneficially Owned Prior to                  Owned After
                                         Offering                                Offering
                          --------------------------------------  Number of   ---------------
                                      Number of                   Shares of
                           Number of    Shares                   Common Stock
                          Outstanding Underlying                  to be Sold
Name of Beneficial Owner    Shares     Options    Total  Percent in Offering  Number  Percent
------------------------  ----------- ----------  -----  ------- ------------ ------- -------
Selling Shareholders
Robert S. Adelson.......    224,928          0   224,928   1.4%     39,428    185,500     *
Thomas A. Adelson.......     50,115          0    50,115     *      10,679     39,436     *
Arabella................     76,187          0    76,167     *      19,046     57,141     *
Rosa Aukburg............          0     30,000    30,000     *      25,000      5,000     *
Deanmore Holdings Ltd...      9,552          0     9,552     *       2,380      7,142     *
Dulverton Holdings Ltd..      9,552          0     9,552     *       2,380      7,142     *
Craig J. Foley..........     27,444          0    27,444     *       6,861     20,583     *
IPP95, L.P..............    297,375          0   297,375   1.8      74,343    223,032   1.1%
Brener International
 Group, LLC.............    118,849          0   118,849     *      29,712     89,137     *
Alan Mirken 1997 Three-
 Year
 Trust (k)..............    467,376          0   467,376   2.8     116,844    350,532   1.7
David M. Rubenstein.....     10,559          0    10,559     *       2,639      7,920     *
Anthony L. Schaeffer....     60,340          0    60,340     *      15,085     45,255     *
James R. Schaeffer (l)..     60,340          0    60,340     *      15,085     45,255     *
Robert D. Schaeffer.....     99,663          0    99,663     *      24,915     74,748     *
Shoemaker Family
 Partners...............     29,423          0    29,423     *       7,355     22,068     *

--------
  * Percentage of shares of common stock beneficially owned does not exceed one percent.
(a) 19,512 outstanding shares of common stock held by the C. Donald Dorsey and Lydia Dorsey Family Trust Dated August 5, 1993.
(b) Outstanding shares include 594,416 shares held by Robert A. Fox, as Voting Trustee pursuant to a Voting Trust Agreement Dated January 20, 1993, of which 148,604 shares will be sold in this offering. Mr. Fox's address is One Pitcairn Place, Suite 2100, 165 Township Line Road, Jenkintown, PA 19046.
(c) Includes (1) 1,287,099 shares owned by Oak Investment Partners V, Limited Partnership, (2) 82,152 shares of common stock underlying presently exercisable options held by Oak Investment Partners V, Limited Partnership,
    (3) 28,948 shares owned by Oak V Affiliates Fund, Limited Partnership and
    (4) 1,848 shares of common stock underlying presently exercisable options held by Oak V Affiliates Fund, Limited Partnership. The address for Oak Investment Partners V, Limited Partnership is 4550 Norwest Center, Minneapolis, MN 55401. Mr. Gallagher is a partner of Oak Investment Partners with certain voting and investment power over such shares. Although Mr. Gallagher may be deemed to be a beneficial owner of such shares, he disclaims all such beneficial ownership, except to the extent of any pecuniary interest therein which he may have.

(d) Outstanding shares include (1) 2,023,085, 414,119, 130,774, 130,769,
    154,390, 104,708, 51,784 and 104,708 shares of common stock held by
    Fourcar, B.V., Lacomble Retailing, SA, Fidas Business S.A., SG Cowen, Fondation Consuelo, Fundacion Juan March, Fundation Appomatox and Daniel Bernard, respectively (collectively, the "Sisteron Affiliates") and (2) 67,672, 4,399, 4,659, 20,165, 7,489 and 1,165 shares of common stock held by Global Retail Partners, L.P., GRP Partners, L.P., Global Retail Partners Funding, Inc., DLJ Diversified Partners, L.P., DLJ Diversified Partners-A, L.P. and DLJ ESC II, L.P., respectively (collectively, the "GRP Affiliates"). Mr. Sisteron is a manager of U.S. investments of Carrefour S.A. and has certain voting rights with respect to the shares owned by each of the Sisteron

    Affiliates. Although Mr. Sisteron may be deemed to be a beneficial owner of the shares owned by the Sisteron Affiliates, he disclaims all such beneficial ownership, except to the extent of any pecuniary interest therein which he may have. Mr. Sisteron is also a principal of Global Retail Partners, L.P. Global Retail Partners, L.P. and the other GRP Affiliates are affiliated with DLJ. Although Mr. Sisteron may be deemed a beneficial owner of the shares owned by the GRP Affiliates, he disclaims all such beneficial ownership, except to the extent of any pecuniary interest therein which he may have.
(e) Outstanding shares include 142,558 shares of common stock held by Wachs Partners, of which 8,571 will be sold in this offering. Mr. Wachs is the general partner of Wachs Partners. Mr. Wachs is selling 27,250 shares in this offering.
(f) Frontenac's address is 135 S. LaSalle Street, Suite 3800, Chicago, Illinois 60603. Frontenac's general partners are Paul D. Carbery, James E. Cowie, James E. Crawford, III, Rodney L. Goldstein, M. Laird Koldyke, Martin J. Koldyke, Roger S. McEnvy, Laura P. Pearl and Jeremy H. Silverman.
(g) Outstanding shares include (1) 414,119 shares of common stock held by Lacomble Retailing and (2) 950 shares of common stock held by Yves Sisteron. The address for Fourcar B.V. is Gebouw Autumn, Overschiestraate No. 184P, 1062XK Amsterdam Netherlands.
(h) Outstanding shares include 6,076 shares of common stock held by NAS Partners I L.L.C., of which 1,519 shares will be sold in this offering. Nassau Capital Partners II L.P. is selling 303,678 shares in the offering and its address is 22 Chambers Street, Princeton, NJ 08542. The two managing members of NAS Partners are John G. Quigley and Randall A. Hack. The general partner of Nassau Capital Partners is Nassau Capital LLC whose members are Messrs. Quigley and Hack, Jonathan Sweemer and Robert L. Honstein.
(i) Mr. Schlessinger resigned as one of our directors in August 1998. His address is 125 Lincoln Avenue, Suite 400, Santa Fe, NM 87501.
(j) Vulcan Ventures' address is 110--110th Avenue, N.E., Suite 550, Bellevue, WA 98004.
(k) Mitchell J. Rubin is the Trustee of the Alan Mirken 1997 Three Year Trust.
(l) Mr. Schaeffer's shares are held jointly with his spouse.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share.

Common Stock

   As of May 1, 1999, our outstanding common stock consisted of 16,635,681 shares of common stock, after giving effect to the conversion of all shares of preferred stock into common stock upon the closing of this offering, held by 163 shareholders of record. Holders of common stock are entitled to one vote for each share held of record on all matters on which shareholders may vote, and do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive, as, when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes subject to any dividend preferences that may be attributable to our outstanding preferred stock.

   No preemptive, conversion, redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution.

Preferred Stock

   Upon the closing of this offering, we will have no outstanding shares of preferred stock. Our board of directors, without further action by the shareholders, is authorized to issue an aggregate of 5,000,000 shares of preferred stock. We have no plans to issue a new series of preferred stock. Our board of directors may issue preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power of the holders of common stock. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring control.

Common Stock Warrants

   We have issued warrants which entitle the holders to purchase an aggregate of 103,623 shares of common stock at exercise prices ranging from $4.00 to $6.00 per share. These warrants expire between June 1999 and January 2003. Some of these warrants will be exercised in connection with this offering.

   The exercise price and number of shares of common stock issuable upon the exercise of each of the warrants may be adjusted upon the occurrence of certain events, including stock splits, stock dividends, reorganization, recapitalization, merger, or sale of all or substantially all of our assets. In addition, some of the warrants and shares of stock issuable upon exercise of those warrants have registration rights as described under "Registration Rights" below.

Indemnification of Directors and Officers

   Section 1741 of the Pennsylvania Business Corporation Law, as amended (BCL), provides us with the power to indemnify any officer or director acting in his or her capacity as a representative of

Zany Brainy who was, is or is threatened to be made a party to any action or proceeding for expenses, judgments, penalties, fines and amounts paid in settlement in connection with such action or proceeding. The indemnity provisions apply whether the action was instituted by a third party or arose by or in our right. Generally, the only limitation on our ability to indemnify our officers and directors is if the act violates a criminal statute or if the act or failure to act is finally determined by a court to have constituted willful misconduct or recklessness.

   Our bylaws provide a right to indemnification to the full extent permitted by law for expenses, attorney's fees, damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by any director or officer whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in our right by reason of the fact that such director or officer is or was serving as our director, officer or employee or, at our request, as a director, officer, partner, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, unless the act or failure to act giving rise to the claim for indemnification is finally determined by a court to have constituted willful misconduct or recklessness. Our bylaws provide for the advancement of expenses to an indemnified party upon receipt of an undertaking by the party to repay those amounts if it is finally determined that the indemnified party is not entitled to indemnification.

   Our bylaws authorize us to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if the board so determines, purchasing and maintaining insurance.

Limitation of Liability

   Our bylaws provide that none of our directors shall be personally liable to us or our shareholders for monetary damages for any action taken or failure to take any action, unless:

  . such director has breached or failed to perform such person's duties under the Pennsylvania corporate laws; and

  . the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

   We maintain directors and officers' liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. At present, there is no pending litigation or proceeding, and we are not aware of any threatened litigation or proceeding, involving any director, officer, employee or agent where indemnification will be required or permitted under our bylaws.

Pennsylvania Takeover Laws

   The BCL contains provisions applicable to publicly held Pennsylvania corporations that may be deemed to have an anti-takeover effect. We have specifically opted out of all but Section 1715 of the BCL, which remains applicable to us.

   Under Section 1715 of the BCL, our directors are not required to regard the interests of the shareholders as being dominant or controlling in considering the best interests of Zany Brainy. The directors may consider, to the extent they deem appropriate, such factors as:

  . the effects of any action upon any group affected by such action
    (including our shareholders, employees, suppliers, customers and creditors and upon communities in which we have stores, offices or other establishments);

  . the short term and long term interests of Zany Brainy (including benefits that may accrue to us from our long term plans and the possibility that these interests may be best served by our continued independence);

  . the resources, intent and conduct of any person seeking to acquire control of Zany Brainy; and

  . all other pertinent factors.

Section 1715 of the BCL further provides that any act of our board of directors, a committee of the board or an individual director relating to or affecting an acquisition or potential or proposed acquisition of control to which a majority of our disinterested directors have assented will be presumed to satisfy the standard of care set forth in the BCL, unless it is proven by clear and convincing evidence that our disinterested directors did not consent to such act in good faith after reasonable investigation. As a result of this and the other provisions of Section 1715 of the BCL, our directors are provided with broad discretion with respect to actions that may be taken in response to acquisitions or proposed acquisitions of corporate control.

   Section 1715 of the BCL may discourage open market purchases of our common stock or a non-negotiated tender or exchange offer for our common stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction. In addition, Section 1715 of the BCL may have a depressive effect on the price of our common stock.

   In addition, the ability of the board of directors to establish the rights of, and to issue, substantial amounts of preferred stock without the need for shareholder approval may discourage, delay or prevent a change in control. Such preferred stock, among other things, may be used to create voting impediments with respect to any changes in control or to dilute the stock ownership of holders of common stock seeking to obtain control.

Registration Rights

   After the consummation of this offering, the holders of approximately 8.2 million shares of common stock will be entitled to certain registration rights with respect to the registrable securities. These rights are provided under the terms of the registrable securities and agreements between us and the holders of such securities. Such agreements and registrable securities provide, in certain instances, demand registration rights. In addition, pursuant to these agreements, the holders of such securities are entitled, subject to certain limitations, to require us to include their registrable securities in registration statements we file under the Securities Act of 1933. Registration of shares of common stock pursuant to the exercise of registration rights under the Securities Act of 1933 would result in such shares becoming freely tradable without restriction under the Securities Act of 1933 immediately upon the effectiveness of such registration.

Transfer Agent

   The transfer agent for our common stock is StockTrans, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Sales of substantial amounts of common stock in the public market following the offering could adversely affect the market price of the common stock and adversely affect our ability to raise capital at a time and on terms favorable to us.

   Of the 20,468,350 shares to be outstanding after the offering, the 3,807,669 shares of common stock offered by us and an additional 16,626,592 shares of common stock will be freely tradeable without restriction in the public market unless such shares are held by "affiliates," as that term is defined in Rule 144(a) under the Securities Act. For purposes of Rule 144, an "affiliate" of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer. The remaining 34,089 shares of common stock to be outstanding after the offering are "restricted securities" under the Securities Act and may be sold in the public market upon the expiration of certain holding periods under Rule 144, subject to the volume, manner of sale and other limitations of Rule 144.

   In addition, as of May 1, 1999, there were outstanding warrants to purchase 103,623 shares of common stock and options to purchase 3,497,087 shares of common stock excluding 25,000 options to be exercised immediately prior to the completion of this offering. An additional 2,068,758 shares were reserved for issuance under our option plans. We intend to register the shares of common stock issued, issuable or reserved for issuance under our option plans or separate option agreements as soon as practicable following the date of this prospectus.

   Certain holders of approximately 8.2 million shares of common stock and holders of warrants to purchase 56,073 shares of common stock are entitled to certain registration rights with respect to such shares for resale under the Securities Act. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the common stock.

Lock-Up Arrangements

   Along with our officers and directors, and certain other shareholders, we have agreed not to sell or otherwise dispose of any shares of common stock for a period of 135 days after the date of this prospectus and not to sell two-thirds of such securities until January 31, 2000, without the prior written consent of DLJ. See "Underwriting."

                                  UNDERWRITING

   Subject to the terms and conditions contained in an underwriting agreement,
dated                    , 1999, the underwriters named below, who are
represented by Donaldson, Lufkin & Jenrette Securities Corporation, BT Alex. Brown Incorporated, William Blair & Company, L.L.C. and U.S. Bancorp Piper Jaffray Inc. have severally agreed to purchase from the selling shareholders and from us the respective number of shares of common stock set forth opposite their names below.

                                                                       Number of
                                Underwriters                            Shares
                                ------------                           ---------
      Donaldson, Lufkin & Jenrette Securities Corporation.............
      BT Alex. Brown Incorporated.....................................
      William Blair & Company, L.L.C..................................
      U.S. Bancorp Piper Jaffray Inc..................................
                                                                       ---------
        Total......................................................... 6,100,000
                                                                       =========

   The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock included in this offering are subject to approval of legal matters by their counsel and to customary conditions, including the effectiveness of the registration statement, the continuing correctness of our representations and those of the selling shareholders, the receipt of a "comfort letter" from our accountants, the listing of the common stock for quotation on the Nasdaq National Market and no occurrence of an event that would have a material adverse effect on Zany Brainy. The underwriters are obligated to purchase and accept delivery of all the shares of common stock, other than those covered by the over-allotment option described below, if they purchase any of the shares of common stock.

   The underwriters propose to initially offer some of the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and some of the shares of common stock to dealers (including the underwriters) at the initial public offering price less
a concession not in excess of $         per share. The underwriters may allow,
and such dealers may re-allow, a concession not in excess of $          per
share on sales to other dealers. After the initial offering of the common stock to the public, the representatives of the underwriters may change the public offering price and such concessions. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

   DLJdirect Inc., an affiliate of DLJ and a member of the selling group, is facilitating the distribution of the shares sold in this offering over the internet. The underwriters have agreed to allocate a limited number of shares to DLJdirect Inc. for sale to its brokerage account holders.

   The following table shows the underwriting fees to be paid to the underwriters by the selling shareholders and by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                  No      Full
                                                               Exercise Exercise
                                                               -------- --------
      Zany Brainy:
        Per share.............................................   $        $
        Total.................................................   $        $
      Selling shareholders:
        Per share.............................................   $        $
        Total.................................................   $        $

   Zany Brainy has granted to the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase up to 915,000 additional shares of common stock at the initial public offering price less the underwriting fees. The underwriters may exercise such option solely to cover overallotments, if any, made in connection with this offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment. We estimate expenses relating to this offering will be $1,350,000.

   The selling shareholders, the underwriters and Zany Brainy have agreed to indemnify each other against liabilities, including liabilities under the Securities Act of 1933.

   Each of Zany Brainy, our executive officers and directors and some of our shareholders (including the selling shareholders) has agreed that, for a period commencing on the date of the final prospectus and ending on January 31, 2000 and subject to certain exceptions, they will not, without the prior written consent of DLJ, do either of the following:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock;

provided, however, that with respect to one-third of the shares of common stock held by each such shareholder, the restrictions set forth above shall lapse 135 days after the date of the final prospectus.

   Either of the foregoing transfer restrictions will apply regardless of whether a covered transaction is to be settled by the delivery of common stock or such other securities, in cash or otherwise. In addition, during such period and subject to certain exceptions, we have agreed not to file any registration statement with respect to, and each of our executive officers and directors and the selling shareholders, has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable for common stock without the prior written consent of DLJ.

   At our request, the underwriters have reserved up to five percent of the shares offered by this prospectus for sale at the initial public offering price to our employees, officers and directors and other individuals associated with us and members of their families. Individuals who purchase these reserved shares must hold such shares for a minimum of three months after this offering. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase or confirm for purchase, orally or in writing, such reserved shares. Any reserved shares not purchased or confirmed for purchase will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

   We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol "ZANY."

   Other than in the United States, no action has been taken by the selling shareholders, the underwriters or us that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares of common stock included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction in which that would not be permitted or legal.

   DLJ and certain of its affiliates, including Global Retail Partners, L.P., are shareholders of Zany Brainy. In June 1994, DLJ acquired a five-year warrant to purchase 56,073 shares of common stock at an exercise price of $6.00 per common share in connection with a transaction in which it acted as placement agent and performed other services for Zany Brainy. DLJ intends to exercise this warrant on a cashless basis in connection with this offering by exchanging the warrant for shares of common stock. DLJ and its employees and affiliates own an aggregate of less than three percent of the issued and outstanding common stock.

   Yves Sisteron, who is a principal of Global Retail Partners, L.P., and a director of Zany Brainy, has been elected to the board of directors pursuant to the provisions of a shareholders agreement which entitles Fourcar, B.V. to elect two of the directors of Zany Brainy. Such shareholders agreement will terminate upon consummation of this offering. See "Certain Transactions."

   DLJ or its affiliates have provided and may in the future provide investment banking or other financial services to us and our affiliates in the ordinary course of business, for which they have received and are expected to receive customary fees and expenses.

Stabilization

   In connection with this offering, any of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. The underwriters may bid for and purchase shares of common stock in the open market to cover such syndicate short position or to stabilize the price of the common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if DLJ repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise or if DLJ receives a report that indicates that the clients of such syndicate members have "flipped" the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Pricing of this Offering

   Prior to this offering, there has been no established market for the common stock. The initial public offering price for the shares of common stock offered by this prospectus will be determined by negotiation among the selling shareholders, the representatives of the underwriters and Zany Brainy. The factors to be considered in determining the initial public offering price include:

  . the history of, and the prospects for, the industry in which we compete;

  . our past and present operations;

  . our historical results of operations;

  . our prospects for future earnings;

  . the recent market prices of securities of generally comparable companies;
    and

  . the general conditions of the securities market at the time of this offering.

                                    EXPERTS

   Our consolidated financial statements as of January 31, 1998 and January 30, 1999, and for the three fiscal years in the period ended January 30, 1999, included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Latham & Watkins, Los Angeles, California, has acted as counsel for the underwriters in connection with this offering.

                             ADDITIONAL INFORMATION

   We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered in this prospectus. This prospectus omits certain information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Zany Brainy and the common stock offered in this prospectus, reference is made to such registration statement, exhibits and schedules.

   The registration statement, including the exhibits and schedules filed therewith, may be inspected free of charge at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at 7 World Trade Center, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and from the SEC's internet site at http://www.sec.gov. We intend to list our common stock on the Nasdaq National Market. Reports, proxy statements and other information concerning Zany Brainy can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                       ZANY BRAINY, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS .................................. F-2
CONSOLIDATED BALANCE SHEETS ............................................... F-3
CONSOLIDATED STATEMENTS OF OPERATIONS ..................................... F-4
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY ........................... F-5
CONSOLIDATED STATEMENTS OF CASH FLOWS ..................................... F-6
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ................................ F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Zany Brainy, Inc.:

   We have audited the accompanying consolidated balance sheets of Zany Brainy, Inc. (formerly Children's Concept, Inc.) (a Pennsylvania corporation) and subsidiaries as of January 31, 1998 and January 30, 1999 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended January 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zany Brainy, Inc. and subsidiaries as of January 31, 1998 and January 30, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 30, 1999 in conformity with generally accepted accounting principles.

/s/ARTHUR ANDERSEN LLP

Philadelphia, Pa.,
 March 5, 1999

                       ZANY BRAINY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                    (dollars in thousands except share data)

                                            January 31, January 30,   May 1,
                  ASSETS                       1998        1999        1999
                  ------                    ----------- ----------- -----------
                                                                    (unaudited)
CURRENT ASSETS:
  Cash and cash equivalents................  $  5,030    $  1,695    $    923
  Receivables, net.........................     1,631       3,390       3,039
  Inventories, net.........................    29,822      43,252      52,375
  Deferred tax asset.......................        --       4,313       5,158
  Prepaid expenses.........................       672         940       2,728
                                             --------    --------    --------
    Total current assets...................    37,155      53,590      64,223
PROPERTY AND EQUIPMENT, net................    21,996      25,905      26,514
DEFERRED TAX ASSET.........................        --       2,024       2,024
OTHER ASSETS, net..........................       401         622       1,291
                                             --------    --------    --------
                                             $ 59,552    $ 82,141    $ 94,052
                                             ========    ========    ========
   LIABILITIES AND SHAREHOLDERS' EQUITY
   ------------------------------------
CURRENT LIABILITIES:
  Current portion of capitalized lease
   obligations.............................  $  1,199    $  1,682    $  1,655
  Line of credit...........................        --          --      12,402
  Accounts payable.........................     8,596      16,161      18,708
  Income taxes payable.....................        --         150          --
  Accrued liabilities......................     7,275      10,055       8,559
                                             --------    --------    --------
    Total current liabilities..............    17,070      28,048      41,324
                                             --------    --------    --------
DEFERRED RENT..............................     1,856       2,942       3,417
                                             --------    --------    --------
CAPITALIZED LEASE OBLIGATIONS, net of
 current portion...........................     1,407       2,860       2,392
                                             --------    --------    --------
COMMITMENTS AND CONTINGENCIES (Note 10)
SHAREHOLDERS' EQUITY
  Convertible Preferred stock, $.01 par
   value, 4,000,000 shares and 5,000,000
   shares authorized at January 30, 1999
   and May 1, 1999, respectively, 2,402,955
   shares issued and outstanding,
   liquidation value of $56,546 at January
   30, 1999 and May 1, 1999................        24          24          24
  Common stock, $.01 par value, 25,000,000
   shares and 100,000,000 shares authorized
   at January 30, 1999 and May 1, 1999,
   respectively, 5,361,523, 5,383,571 and
   5,385,408 shares issued and outstanding,
   respectively............................        54          54          54
  Additional paid-in capital...............    60,753      60,826      60,832
  Accumulated deficit......................   (21,612)    (12,613)    (13,991)
                                             --------    --------    --------
    Total shareholders' equity.............    39,219      48,291      46,919
                                             --------    --------    --------
                                             $ 59,552    $ 82,141    $ 94,052
                                             ========    ========    ========

        The accompanying notes are an integral part of these statements.

                       ZANY BRAINY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                      (in thousands except per share data)

                                                                 Thirteen
                               For the Fiscal Year Ended        Weeks Ended
                          ----------------------------------- ----------------
                          February 1, January 31, January 30, May 2,   May 1,
                             1997        1998        1999      1998     1999
                          ----------- ----------- ----------- -------  -------
                                                                (unaudited)
NET SALES...............    $92,563    $123,345    $168,471   $27,452  $40,577
COST OF GOODS SOLD,
 including occupancy
 costs..................     69,205      89,452     118,153    20,137   29,387
                            -------    --------    --------   -------  -------
   Gross profit.........     23,358      33,893      50,318     7,315   11,190
SELLING, GENERAL AND
 ADMINISTRATIVE EXPENSES     28,732      33,581      46,376     9,659   12,986
                            -------    --------    --------   -------  -------
   Operating income
    (loss)..............     (5,374)        312       3,942    (2,344)  (1,796)
INTEREST INCOME.........        153         253          81        33       11
INTEREST EXPENSE........       (802)       (718)     (1,211)     (159)    (438)
                            -------    --------    --------   -------  -------
   Income (loss) before
    income tax benefit..     (6,023)       (153)      2,812    (2,470)  (2,223)
INCOME TAX BENEFIT......         --          --       6,187        --      845
                            -------    --------    --------   -------  -------
NET INCOME (LOSS).......    $(6,023)   $   (153)   $  8,999   $(2,470) $(1,378)
                            =======    ========    ========   =======  =======
NET INCOME (LOSS) PER
 COMMON SHARE:
  Basic.................    $ (1.19)   $  (0.03)   $   1.67   $ (0.46) $ (0.26)
  Diluted...............    $ (1.19)   $  (0.03)   $   0.51   $ (0.46) $ (0.26)
WEIGHTED AVERAGE SHARES
 OUTSTANDING:
  Basic.................      5,068       5,085       5,373     5,363    5,384
  Diluted...............      5,068       5,085      17,770     5,363    5,384



        The accompanying notes are an integral part of these statements.

                      ZANY BRAINY, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                            (dollars in thousands)

                         Convertible Preferred Stock
                         ---------------------------        Additional
                         Series Series Series Series Common  Paid-In   Accumulated
                           A      B      BB     C    Stock   Capital     Deficit    Total
                         ------ ------ ------ ------ ------ ---------- ----------- -------
BALANCE, FEBRUARY 3,
 1996...................  $ 8    $ 8    $--    $--    $51    $43,741    $(15,436)  $28,372
 Exercise of stock
  options...............   --     --     --     --     --         18          --        18
 Sale of 749,984 shares
  of Series C and
  conversion of 748,334
  shares of Series B to
  Series BB, net of
  expenses of $715......   --     (7)     7      8     --     16,152          --    16,160
 Issuance of warrants to
  a consultant..........   --     --     --     --     --         20          --        20
 Net loss...............   --     --     --     --     --         --      (6,023)   (6,023)
                          ---    ---    ---    ---    ---    -------    --------   -------
BALANCE, FEBRUARY 1,
 1997...................    8      1      7      8     51     59,931     (21,459)   38,547
 Issuance of warrants to
  a consultant..........   --     --     --     --     --         40          --        40
 Exercise of stock
  options...............   --     --     --     --     --         35          --        35
 Exercise of warrants...   --     --     --     --      3        747          --       750
 Net loss...............   --     --     --     --     --         --        (153)     (153)
                          ---    ---    ---    ---    ---    -------    --------   -------
BALANCE, JANUARY 31,
 1998...................    8      1      7      8     54     60,753     (21,612)   39,219
 Exercise of stock
  options...............   --     --     --     --     --         73          --        73
 Net income.............   --     --     --     --     --         --       8,999     8,999
                          ---    ---    ---    ---    ---    -------    --------   -------
BALANCE, JANUARY 30,
 1999...................    8      1      7      8     54     60,826     (12,613)   48,291
 Exercise of stock
  options (unaudited)...   --     --     --     --     --          6          --         6
 Net loss (unaudited)...   --     --     --     --     --         --      (1,378)   (1,378)
                          ---    ---    ---    ---    ---    -------    --------   -------
BALANCE, MAY 1, 1999
 (unaudited)............  $ 8    $ 1    $ 7    $ 8    $54    $60,832    $(13,991)  $46,919
                          ===    ===    ===    ===    ===    =======    ========   =======

       The accompanying notes are an integral part of these statements.

                       ZANY BRAINY, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                               Thirteen Weeks
                                For the Fiscal Year Ended           Ended
                           ----------------------------------- ----------------
                           February 1, January 31, January 30, May 2,   May 1,
                              1997        1998        1999      1998     1999
                           ----------- ----------- ----------- -------  -------
                                                                 (unaudited)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income (loss).......    $(6,023)    $  (153)   $  8,999   $(2,470) $(1,378)
 Adjustments to reconcile
  net income (loss) to
  net cash provided by
  (used in) operating
  activities--
  Depreciation and
   amortization..........      3,713       5,017       6,859     1,385    1,888
  Provision for deferred
   rent..................        294         700       1,086        12      475
  Issuance of warrants to
   consultants...........         20          40          --        --       --
  Deferred income tax
   benefit...............         --          --      (6,337)       --     (845)
  Changes in assets and
   liabilities--
   (Increase) decrease
    in--
    Receivables..........       (625)       (457)     (1,759)      903      351
    Inventories..........     (3,740)     (5,544)    (13,430)   (4,890)  (9,123)
    Prepaid expenses.....        107         840        (268)   (1,326)  (1,788)
    Other assets.........         (6)         33        (270)       79     (669)
   Increase (decrease)
    in--
    Accounts payable.....        473       1,680       7,565     1,963    1,180
    Accrued liabilities..      3,132       1,388       2,780       436   (1,496)
    Income tax payable...         --          --         150        --     (150)
                             -------     -------    --------   -------  -------
     Net cash provided by
      (used in) operating
      activities.........     (2,655)      3,544       5,375    (3,908) (11,555)
                             -------     -------    --------   -------  -------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Purchases of property
  and equipment, net.....     (6,276)     (6,420)     (7,309)     (779)  (2,497)
                             -------     -------    --------   -------  -------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Proceeds on line of
  credit, net............         --          --          --        --   12,402
 Net proceeds from sale
  of convertible
  preferred stock........     16,160          --          --        --       --
 Increase in bank
  overdrafts                      --          --          --       445    1,367
 Payments on capitalized
  lease obligations......     (1,002)     (1,309)     (1,379)     (266)    (495)
 Debt issuance costs.....         --        (258)        (95)       --       --
 Proceeds from exercise
  of stock options.......         18          35          73        12        6
 Proceeds from exercise
  of warrants............         --         750          --        --       --
                             -------     -------    --------   -------  -------
     Net cash provided by
      (used in) financing
      activities.........     15,176        (782)     (1,401)      191   13,280
                             -------     -------    --------   -------  -------
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS.............      6,245      (3,658)     (3,335)   (4,496)    (772)
CASH CASH EQUIVALENTS,
 BEGINNING OF PERIOD.....      2,443       8,688       5,030     5,030    1,695
                             -------     -------    --------   -------  -------
CASH AND CASH
 EQUIVALENTS, END OF
 PERIOD..................    $ 8,688     $ 5,030    $  1,695   $   534  $   923
                             =======     =======    ========   =======  =======

        The accompanying notes are an integral part of these statements.

                       ZANY BRAINY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of May 1, 1999 and for the 13 weeks ended May 2, 1998 and May 1, 1999 is unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Background

   Zany Brainy, Inc. (formerly Children's Concept, Inc.) was incorporated in Pennsylvania on August 19, 1991. As of January 30, 1999, Zany Brainy, Inc. operated 75 stores in 19 states, under the name "Zany Brainy," offering toys, games, books and multimedia products for children. As of May 1, 1999, Zany Brainy operated 82 stores in 23 states.

 Subsequent Event (unaudited)

   In March 1999, Children's Concept, Inc. changed its name to Zany Brainy, Inc. All references have been updated to reflect this change.

 Principles of Consolidation

   The consolidated financial statements include the accounts of Zany Brainy, Inc. and its wholly owned subsidiaries, Children's Products, Inc. and Children's Development, Inc. (collectively, the "Company"). All significant intercompany transactions and accounts have been eliminated in consolidation.

 Fiscal Year-End

   The Company operates under a 52-53-week fiscal year ending the Saturday nearest January 31. The financial statements for the years ended February 1, 1997 (fiscal 1996), January 31, 1998 (fiscal 1997), and January 30, 1999
(fiscal 1998) each include 52 weeks.

 Interim Financial Statements

   The accompanying consolidated financial statements as of May 1, 1999 and for the 13 weeks ended May 2, 1998 and May 1, 1999 are unaudited and in the opinion of management include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for those interim periods. The results of operations for the 13 weeks ended May 2, 1998 and May 1, 1999 are not necessarily indicative of the results to be expected for any other interim period or the full year.

 Fair Value of Financial Instruments

   The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and debt instruments. The carrying values of these assets and liabilities are considered to be representative of their respective fair values.

 Business and Credit Risk Concentration

   Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents and accounts receivable. The Company limits its credit risk associated with cash and cash equivalents by placing its investments in highly liquid funds. Receivables associated

                       ZANY BRAINY, INC. AND SUBSIDIARIES

(Information as of May 1, 1999 and for the 13 weeks ended May 2, 1998 and May 1, 1999 is unaudited)

with third party credit cards are processed by financial institutions which are monitored for financial stability. The Company is dependent on key suppliers to provide sufficient quantities of inventory at competitive prices. No single supplier represented 10% or more of purchases in 1998 and one supplier, Ingram Books, represented 10.5% of purchases during the 13 weeks ended May 1, 1999. In addition, one product represented greater than 10% of sales for the 13 weeks ended May 1, 1999.

 Use of Estimates

   The presentation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents

   The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Included in cash and cash equivalents are $3,489,000 and $672,000, of overnight investments in repurchase agreements at January 31, 1998 and January 30, 1999, respectively. At January 30, 1999, and May 1, 1999 cash and cash equivalents include $196,000 and $296,000, respectively, of funds held by a bank as collateral for outstanding standby letters of credit.

 Inventories and Cost of Goods Sold

   Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method based on moving average and includes certain buying and distribution costs relating to the processing of merchandise. Buying and distribution costs charged to cost of goods sold were $5,142,000, $5,752,000, $6,833,000 and $1,227,000 and $1,717,000 during fiscal
1996, 1997, 1998 and for the 13 weeks ended May 2, 1998 and May 1, 1999, respectively. Buying and distribution costs remaining in inventories at January 31, 1998, January 30, 1999 and May 1, 1999 were $1,423,000, $2,093,000, and
$2,497,000, respectively. Store occupancy costs include store rental, utilities and maintenance expenditures and are included in cost of goods sold.

 Property and Equipment

   Property and equipment are stated at cost. Additions and improvements are capitalized, while repairs and maintenance are charged to expense as incurred. The straight-line method of depreciation is used for financial reporting purposes. The estimated useful lives are three to ten years for furniture and fixtures, computers and equipment and the shorter of ten years, or the lease term, for leasehold improvements. Certain personnel costs and out-of-pocket costs directly associated with the construction or remodeling of stores are capitalized and amortized over the lease term.

 Long-Lived Assets

   The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

                       ZANY BRAINY, INC. AND SUBSIDIARIES

(Information as of May 1, 1999 and for the 13 weeks ended May 2, 1998 and May 1, 1999 is unaudited)

SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. A write-down of $450,000 of the carrying value of certain racking, and lighting that are used in the Company's distribution center was recorded in fiscal 1998 due to the plan of abandonment of these assets in connection with the move to a new facility in fiscal 1999. The write-down was based on the estimated unrecovered carrying value of the assets at the planned date of abandonment and is included in selling, general and administrating expenses. Management believes that there has been no other impairment of the Company's long-lived assets as of January 30, 1999 and May 1, 1999.

 Store Pre-opening Costs

   Pre-opening costs incurred at new store locations are charged to expense as incurred.

 Debt Issuance Costs

   Debt issuance costs of $258,000 and $51,000 were incurred in fiscal 1997 and 1998, respectively, in connection with the line of credit agreement and are amortized on a straight-line basis over the life of the related debt. These costs are included in other assets on the accompanying consolidated balance sheets, net of accumulated amortization of $42,000, $186,000 and $229,000 at January 31, 1998, January 30, 1999 and May 1, 1999, respectively.

 Deferred Rent

   Rent expense on leases is recorded on a straight-line basis over the lease period. The excess of rent expense over the actual cash paid is recorded as deferred rent.

 Revenue Recognition

   Revenue is recognized at the point of sale.

 Advertising Costs

   Advertising costs are charged to expense the first time the advertising takes place. Advertising expense, including grand opening advertising, was $2,082,000, $2,301,000, $5,036,000, $1,124,000 and $1,188,000 net of certain vendor reimbursements, in fiscal 1996, 1997, 1998 and the 13 weeks ended May 2, 1998 and May 1,1999, respectively.

 Supplemental Cash Flows Information

   For fiscal 1996, 1997, 1998 and for the 13 weeks ended May 2, 1998 and May 1, 1999, the Company paid $802,000, $718,000, $1,211,000, $128,000 and $303,000 respectively, for interest

                       ZANY BRAINY, INC. AND SUBSIDIARIES

(Information as of May 1, 1999 and for the 13 weeks ended May 2, 1998 and May 1, 1999 is unaudited)

expense. For fiscal 1998 and for the 13 weeks ended May 2, 1998 and May 1, 1999, the Company paid $57,000, $45,000 and $193,000 for income taxes. Capitalized lease obligations of $1,911,000, $45,000 and $3,315,000 were incurred on equipment leases entered into in fiscal 1996, 1997 and 1998, respectively. There were no capital lease obligations incurred for the 13 weeks ended May 2, 1998 and May 1, 1999.

 Recently Issued Accounting Pronouncements

   In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and disclosure of comprehensive income. In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for reporting of information about operating segments and requires the reporting of selected information about operating segments in interim financial statements. These statements were adopted by the Company on February 1, 1998 and had no impact as the Company has no other comprehensive income and operated as a single segment.

2. PROPOSED INITIAL PUBLIC OFFERING:

   The Company is in the process of preparing a registration statement for the sale of common stock to the public in an initial public offering (the "Offering"). Upon the closing of the Offering, the outstanding shares of Preferred stock will be converted into Common stock.

3. NET INCOME (LOSS) PER SHARE:

   Net income (loss) per share is calculated utilizing the principles of SFAS No. 128, "Earnings per Share" ("EPS"). Basic EPS excludes potentially dilutive securities and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed assuming the conversion or exercise of all dilutive securities such as preferred stock, options and warrants.

                       ZANY BRAINY, INC. AND SUBSIDIARIES

(Information as of May 1, 1999 and for the 13 weeks ended May 2, 1998 and May 1, 1999 is unaudited)

   Under SFAS No. 128, the Company's granting of certain stock options, warrants and convertible preferred stock resulted in potential dilution of basic EPS. The following table summarizes the differences between basic weighted average shares outstanding and diluted weighted average shares outstanding used to compute diluted EPS.

                                                                   Thirteen
                                   Fiscal Year Ended              Weeks Ended
                          ----------------------------------- -------------------
                          February 1, January 31, January 30,  May 2,    May 1,
                             1997        1998        1999       1998      1999
                          ----------- ----------- ----------- --------- ---------
                                                                  (unaudited)
Basic weighted average
 number of shares
 outstanding............   5,068,223   5,085,153   5,373,365  5,363,493 5,384,307
  Incremental shares
   from assumed exercise
   or conversion of:
    Stock options.......          --          --   1,118,803         --        --
    Warrants............          --          --      27,496         --        --
    Preferred stock.....          --          --  11,250,273         --        --
                           ---------   ---------  ----------  --------- ---------
Diluted weighted average
 number of shares
 outstanding............   5,068,223   5,085,153  17,769,937  5,363,493 5,384,307
                           =========   =========  ==========  ========= =========

   The number of incremental shares from the assumed exercise of stock options and warrants is calculated applying the treasury stock method. Stock options, warrants and Preferred stock convertible into common shares were excluded from the fiscal 1996 and 1997 and the 13 weeks ended May 2, 1998 and May 1, 1999 calculation as they were anti-dilutive.

4. PROPERTY AND EQUIPMENT (in thousands):

                                          January 31, January 30,   May 1,
                                             1998        1999        1999
                                          ----------- ----------- -----------
                                                                  (unaudited)
      Furniture and fixtures.............  $ 13,796    $ 18,739      $ 19,896
      Computers and equipment............     9,625      12,596        13,253
      Leasehold improvements.............    10,459      13,158        13,880
                                           --------    --------   -----------
                                             33,880      44,493        47,029
      Less--Accumulated depreciation and
       amortization......................   (11,884)    (18,588)      (20,515)
                                           --------    --------   -----------
                                           $ 21,996    $ 25,905   $    26,514
                                           ========    ========   ===========

5. ACCRUED LIABILITIES (in thousands):

                                             January 31, January 30,   May 1,
                                                1998        1999        1999
                                             ----------- ----------- -----------
                                                                     (unaudited)
      Payroll and related expenses..........   $2,079      $ 3,163     $1,740
      Other.................................    5,196        6,892      6,819
                                               ------      -------     ------
                                               $7,275      $10,055     $8,559
                                               ======      =======     ======

                       ZANY BRAINY, INC. AND SUBSIDIARIES

(Information as of May 1, 1999 and for the 13 weeks ended May 2, 1998 and May 1, 1999 is unaudited)

6. LINE OF CREDIT AND MASTER LEASE AGREEMENT:

   In fiscal 1996, the Company had a demand line of credit with a bank. The Company could borrow up to $9,000,000, limited to a percentage of inventories, as defined. The line bore interest at prime and was secured by substantially all of the assets of the Company. At February 1, 1997, there were no borrowings outstanding on the line.

   In October 1997, the Company entered into a new line of credit agreement with a bank. The Company can borrow up to $35 million (including up to $7.5 million in the form of letters of credit) limited to a percentage of inventories, as defined, with an option to increase to $60 million under certain conditions. Amounts may be borrowed on the line through October 8, 2000. The line bears interest at the lender's prime commercial lending rate or, if the Company elects, at an annual rate of LIBOR plus 2.5% and is secured by substantially all of the assets of the Company. At January 30, 1999, there were no borrowings outstanding. At May 1, 1999, there was $27,500,000 available under the line of which $12,402,000 was outstanding at an interest rate of 7.75%.

   Under these lines, the highest amount outstanding was $8,039,000, $12,207,000, $22,872,000, $741,000 and $12,344,000 in fiscal 1996, 1997, 1998 and for the 13 weeks ended May 2, 1998 and May 1, 1999, respectively. The average amount outstanding was $2,400,000, $1,527,000, $6,388,000, $14,000 and
$7,308,000, and the weighted average interest rate was 8.25%, 8.92%, 9.04%, 8.50% and 8.33% in fiscal 1996, 1997, 1998 and for the 13 weeks ended May 2, 1998 and May 1, 1999, respectively. At January 31, 1998, January 30, 1999 and May 1, 1999, there were $388,000, $914,000 and $656,000, respectively, in outstanding letters of credit issued against the line. The line requires the Company to comply with various covenants, as defined, and restricts the payment of dividends.

   In fiscal 1998, the Company entered into a master lease agreement with a bank which provides for $5,000,000 for leasing new and used equipment. The agreement requires that the leases be capital in nature and is subject to certain covenants, as defined. In fiscal 1998, the Company financed $3,315,000 of equipment under the agreement. This agreement expired in March 1999 and there were no additional financings under the agreement.

7. INCOME TAXES:

   The Company files a consolidated Federal income tax return. The Company has adopted SFAS No. 109, "Accounting for Income Taxes." The effect of this statement is to take principally a balance sheet approach to providing deferred income taxes. Deferred tax balances are regularly adjusted through the income statement to reflect the current year estimate of future tax payments.

                       ZANY BRAINY, INC. AND SUBSIDIARIES

(Information as of May 1, 1999 and for the 13 weeks ended May 2, 1998 and May 1, 1999 is unaudited)

   Income tax benefit consists of the following components (in thousands):

                                                    Fiscal Year Ended
                                           -----------------------------------
                                           February 1, January 31, January 30,
                                              1997        1998        1999
                                           ----------- ----------- -----------
      Current:
        Federal...........................   $   --       $ --       $   136
        State.............................       --         --            14
                                             ------       ----       -------
                                                 --         --           150
                                             ------       ----       -------
      Deferred:
        Federal...........................    2,038         39           829
        State.............................      210          4            --
                                             ------       ----       -------
                                              2,248         43           829
                                             ------       ----       -------
      Increase (decrease) in valuation
       allowance..........................    2,248         43        (7,166)
                                             ------       ----       -------
        Income tax benefit................   $   --       $ --       $(6,187)
                                             ======       ====       =======

   The deferred tax effect of temporary differences giving rise to the Company's deferred tax assets and liabilities consists of the following components (in thousands):

                                                         January 31, January 30,
                                                            1998        1999
                                                         ----------- -----------
      Deferred tax assets:
        Deferred rent...................................   $   615     $  984
        Inventory reserves..............................       194        613
        Other...........................................       619        503
        Net operating loss carryforwards................     7,636      5,652
        AMT credit carryforwards........................        --        159
                                                           -------     ------
          Gross deferred tax asset......................     9,064      7,911
                                                           -------     ------
      Deferred tax liabilities:
        Depreciation....................................    (1,018)      (694)
        Other...........................................      (200)      (200)
                                                           -------     ------
          Gross deferred tax liabilities................    (1,218)      (894)
                                                           -------     ------
      Gross deferred tax asset, before valuation........     7,846      7,017
        Less--Valuation allowance.......................    (7,846)      (680)
                                                           -------     ------
          Net deferred tax asset........................   $    --     $6,337
                                                           =======     ======

   Valuation allowances, primarily attributable to the Federal net operating loss carryforward, were established in fiscal 1996 and 1997 in accordance with the provisions of FASB Statement No. 109, "Accounting for Income Taxes". The Company reversed $7,166,000 of the valuation allowance in fiscal 1998 based on management's assessment that it is more likely than not that the net deferred tax assets will be realized through future taxable earnings.

                       ZANY BRAINY, INC. AND SUBSIDIARIES

(Information as of May 1, 1999 and for the 13 weeks ended May 2, 1998 and May 1, 1999 is unaudited)

   The reconciliation of the Federal statutory rate to the Company's effective income tax rate is as follows:

                                                                    Thirteen Weeks
                                        Fiscal Year Ended                Ended
                               ----------------------------------- -------------------
                               February 1, January 31, January 30, May 2,  May 1,
                                  1997        1998        1999      1998    1999
                               ----------- ----------- ----------- ------  ------
      Tax provision (benefit)
       at Federal statutory
       rate...................    (34.0)%     (34.0)%      34.0%   (34.0)% (34.0)%
      State taxes, net of
       Federal benefit........     (3.5)       (2.7)        0.3     (2.7)   (4.0)
      Other...................      0.2         8.1         0.5        --      --
      Increase (decrease) in
       valuation allowance....     37.3        28.6      (254.8)     36.7      --
                                  -----       -----      ------    ------  ------
                                    -- %        -- %     (220.0)%      --% (38.0)%
                                  =====       =====      ======    ======  ======

   The Federal net operating loss carryforward expires as follows (in thousands):

        Fiscal
        ------
        2014................................................ $   501
        2015................................................   7,636
        2016................................................   6,391
                                                             -------
                                                             $14,528
                                                             =======

8. CONVERTIBLE PREFERRED STOCK:

   The components of preferred stock as of January 31, 1998, January 30, 1999 and May 1, 1999 are as follows:

                                                         Common
       Preferred                                         Stock
         Stock           Price/   Shares     Shares    Conversion  Liquidation
         Series          Share  Authorized Outstanding    Rate     Preferences
       ---------         ------ ---------- ----------- ----------  -----------
                                                                  (in thousands)
A....................... $24.00 1,000,000     806,559   4.57143      $19,357
B.......................  24.00 1,000,000      98,078   4.0            2,354
BB......................  24.00   846,412     748,334   4.57143       17,960
C.......................  22.50   750,000     749,984   5.0           16,875
Unallocated.............     --   403,588          --                     --
                                ---------   ---------                -------
                                4,000,000   2,402,955                $56,546
                                =========   =========                =======

   The series A, B, BB and C preferred stock (collectively, the Preferred stock) is convertible into Common stock based on a defined conversion rate and must be converted upon the closing of a public Common stock offering, as defined. The Preferred stock has voting rights equal to the number of Common shares into which it is convertible, participates in dividends to the extent they are declared on the Common stock and has preference in liquidation which includes dividends accrued

                       ZANY BRAINY, INC. AND SUBSIDIARIES

(Information as of May 1, 1999 and for the 13 weeks ended May 2, 1998 and May 1, 1999 is unaudited) but not yet paid. Upon liquidation, the series C holders would receive $11.25 per share plus accrued but unpaid dividends before any other distributions, with the remainder paid in parity with the series A, B and BB preferred holders.

9. COMMON STOCK OPTIONS AND WARRANTS:

   The Company's 1993 Stock Incentive Plan provides for the granting of Common stock, Common stock options and stock appreciation rights to key employees and members of the Board of Directors. The Company's 1998 Equity Compensation Plan provides for the granting of Common stock options, restricted stock, stock appreciation rights and performance units to employees, Board members and consultants. Required disclosure information regarding the 1993 Stock Incentive Plan and the 1998 Equity Compensation Plan (collectively, the "Plans") have been combined due to similarities in the Plans.

   The Company had reserved 3,700,000 shares and 5,500,000 shares of its Common stock for awards under the Plans as of January 31, 1999 and May 1, 1999, respectively. The Company accounts for the Plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the options issued under the Plans and 20,000 options issued in fiscal 1995 outside the Plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income (loss), basic EPS and diluted EPS would have been equal to the pro forma amounts indicated below (in thousands except per share data):

                                                     Fiscal Year Ended
                                            -----------------------------------
                                            February 1, January 31, January 30,
                                               1997        1998        1999
                                            ----------- ----------- -----------
Net income (loss)...... As reported........   $(6,023)    $ (153)     $8,999
                        Pro forma..........    (6,246)      (626)      8,102
Basic EPS.............. As reported........   $ (1.19)    $(0.03)     $ 1.67
                        Pro forma..........     (1.23)     (0.12)       1.51
Diluted EPS............ As reported........   $ (1.19)    $(0.03)     $ 0.51
                        Pro forma..........     (1.23)     (0.12)       0.46

   The weighted average fair value of options granted in fiscal 1996, 1997 and 1998 was $0.92, $0.78 and $2.60, respectively. The fair value of each option grant is estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

                                                     Fiscal Year Ended
                                            -----------------------------------
                                            February 1, January 31, January 30,
                                               1997        1998        1999
                                            ----------- ----------- -----------
Expected dividend rate.....................      --          --          --
Expected volatility........................      --          --        45.0%
Weighted average risk-free interest rate...     6.5%        6.4%        5.3%
Expected lives (years).....................       4           4           4

   A volatility factor was utilized in fiscal 1998, as the financial statements were prepared in conjunction with an initial public offering.

                       ZANY BRAINY, INC. AND SUBSIDIARIES

(Information as of May 1, 1999 and for the 13 weeks ended May 2, 1998 and May 1, 1999 is unaudited)

   Because the SFAS No. 123 method of accounting is not required to be applied to options granted prior to January 29, 1995, the resulting pro forma compensation charge may not be representative of that to be expected in future years.

   In fiscal 1996, 1997 and 1998, the Company granted 758,101, 1,169,507 and 472,497 options, respectively, under the Plans to employees and directors to purchase Common stock at prices ranging from $3.33 to $9.00 per share. Options to purchase 400,000 shares of Common stock vest 100% after three years and remaining options primarily vest over a four-year period from the date of grant. All options were issued with exercise prices equal to or greater than the fair market value on the grant date. The options are exercisable over a maximum of 10 years.

   Information with respect to all options outstanding, including options to purchase 130,000 shares of Common stock issued outside the Plans prior to fiscal 1996, is as follows:

                                                                    Weighted
                                                     Option Price Average Price
                                           Shares     Per Share     Per Share
                                         ----------  ------------ -------------
Options outstanding, February 3, 1996..   1,047,093  $ 0.67-4.00      $3.79
  Granted..............................     758,101         4.00       4.00
  Exercised............................      (4,878)   3.33-4.00       3.66
  Canceled.............................    (217,116)   3.33-4.00       3.97
                                         ----------  -----------      -----
Options outstanding, February 1, 1997..   1,583,200    0.67-4.00       3.79
  Granted..............................   1,169,507    3.33-4.00       3.56
  Exercised............................     (10,392)   3.33-4.00       3.46
  Canceled.............................    (186,583)   3.33-4.00       3.40
  Change in exercise price--
    Original price.....................  (1,222,685)        4.00       4.00
    New price..........................   1,222,685         3.33       3.33
                                         ----------  -----------      -----
Options outstanding, January 31, 1998..   2,555,732    0.67-4.00       3.39
  Granted..............................     472,497    4.00-9.00       6.26
  Exercised............................     (22,048)        3.33       3.33
  Canceled.............................    (153,319)   3.33-9.00       3.83
                                         ----------  -----------      -----
Options outstanding, January 30, 1999..   2,852,862    0.67-9.00       3.84
  Granted (unaudited)..................     719,400        11.75      11.75
  Exercised (unaudited)................     (1,837)    3.33-4.00       3.41
  Canceled (unaudited).................    (48,338)   3.33-11.75       6.20
                                         ----------  -----------      -----
Options outstanding, May 1, 1999
 (unaudited) ..........................   3,522,087  $0.67-11.75      $5.42
                                         ==========  ===========      =====

   At January 30, 1999, the weighted average contractual life of all options outstanding was 7.8 years, there were 1,006,767 options vested at a weighted average exercise price of $3.38 and there were 939,820 shares reserved under the Plans which were not covered by stock options granted.

   In fiscal 1996 and fiscal 1997, the Company granted warrants to purchase 15,000 shares and 32,550 shares of Common stock, respectively, to certain consultants. The warrants have an exercise

                       ZANY BRAINY, INC. AND SUBSIDIARIES

(Information as of May 1, 1999 and for the 13 weeks ended May 2, 1998 and May 1, 1999 is unaudited) price of $4.00 per share and are exercisable on various dates through January 2003. The agent who placed the series A preferred purchased for $561 warrants to purchase 56,073 shares of Common stock at a price of $6.00 per share. The warrants expire in June 1999.

10. COMMITMENTS AND CONTINGENCIES:

 Leases

   The Company leases retail, distribution and office space and equipment under various operating leases. Most store leases typically have an average initial term of ten years, with two five-year renewal options. Certain leases provide for additional rent contingent upon store sales levels. Base rent expense for fiscal 1996, 1997, 1998 and for the weeks ended May 2, 1998 and May 1, 1999 was approximately $9,654,000, $11,468,000, $13,927,000, $3,062,000 and $4,264,000,
respectively.

   The Company has entered into several leases for store and distribution center equipment and fixtures that have been accounted for as capital leases. The capitalized cost of $5,034,000 and $6,961,000 and related accumulated amortization of $1,970,000 and $2,336,000 has been included in property and equipment at January 31, 1998 and January 30, 1999, respectively. The present value of the minimum lease payments is as follows (in thousands):

                                                            As of
                                                           January
                                                             30,       As of
                                                            1999    May 1, 1999
                                                           -------  -----------
                                                                    (unaudited)
Total minimum lease payments.............................. $5,100   $     4,511
Less-- Amount representing interest.......................   (558)         (464)
                                                           ------   -----------
Present value of minimum lease payments................... $4,542   $     4,047
                                                           ======   ===========

   Future minimum lease payments under the Company's operating and capital leases, including leases for stores, a distribution facility and office space opening in fiscal 1999 which were entered into before the period indicated, are as follows (in thousands):

                                                   As of             As of
                                             January 30, 1999     May 1, 1999
                                             ----------------- -----------------
                                                                  (unaudited)
Fiscal                                       Operating Capital Operating Capital
------                                       --------- ------- --------- -------
1999........................................ $ 19,168  $2,075  $ 15,766  $1,349
2000........................................   21,288   1,598    22,561   1,775
2001........................................   21,688   1,022    22,943   1,025
2002........................................   22,021     405    23,263     362
2003........................................   22,400      --    23,642      --
2004 and thereafter.........................   58,904      --    78,398      --
                                             --------  ------  --------  ------
                                             $165,469  $5,100  $186,573  $4,511
                                             ========  ======  ========  ======

                    ZANY BRAINY, INC. AND SUBSIDIARIES

(Information as of May 1, 1999 and for the 13 weeks ended May 2, 1998 and May 1, 1999 is unaudited)


 401(k) Plan

   On October 1, 1996, the Company adopted a 401(k) plan for its employees (the "Plan"). The Plan, as amended, allows participants to contribute up to 15% of their compensation and permits a discretionary employer match, subject to certain defined limitations. Employer contributions vest 20% per year. No employer contributions were made in fiscal 1996, 1997, 1998, and for the 13 weeks ended May 1, 1999.

 General

   From time to time, the Company is named as a defendant in legal actions arising from its normal business activities. Although the amount of any liability that could arise with respect to currently pending actions cannot be estimated, in the opinion of the Company, any such liability will not have a material adverse effect on its financial position, operating results or liquidity.

  [Depicted on the inside back cover page is a picture of a smiling child. The text reads as follows: "Our Product Mission: The Best Stuff for Kids! Zany Brainy will provide the best merchandise for children at the right price. We seek interactive products that encourage a sense of wonder and stimulate creativity. We believe that learning should be fun!"]

   [Depicted on the outside back cover is a collage of icons representing our major product categories and corresponding category names]

         , 1999

                     6,100,000 Shares of Common Stock

                               ----------------

                                   PROSPECTUS

                               ----------------

                          Donaldson, Lufkin & Jenrette

                                 BT Alex. Brown

                            William Blair & Company

                           U.S. Bancorp Piper Jaffray

                               ----------------
                                 DLJdirect Inc.

--------------------------------------------------------------------------------

Until      , 1999 (25 days after the date of this prospectus), all dealers, whether or not participating in this offering, that affect transactions in these securities may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter in this offering and when selling previously unsold allotments or subscriptions.

--------------------------------------------------------------------------------

                                    Part II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

   Securities and Exchange Commission registration fee........... $   27,174.50
   National Association of Securities Dealers, Inc. filing fee...     10,275.00
   Transfer Agent's fees and expenses............................      5,000.00
   Printing and engraving expenses...............................    175,000.00
   Legal fees and expenses.......................................    325,000.00
   Blue sky fees and expenses....................................      7,500.00
   Nasdaq National Market listing fee............................     95,000.00
   Accountants' fees and expenses................................    300,000.00
   Miscellaneous.................................................    405,050.50
                                                                  -------------
   Total Expenses................................................ $1,350,000.00
                                                                  =============

Item 14. Indemnification of Directors and Officers.

   The Pennsylvania Business Corporation Law and Zany Brainy's Amended and Restated Bylaws limit the monetary liability of directors to Zany Brainy and to its shareholders and provide for indemnification of Zany Brainy's officers and directors for liabilities and expenses that they may incur in such capacities. In general, officers and directors are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of Zany Brainy, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. In addition, Zany Brainy's Amended and Restated Bylaws provide that Zany Brainy shall indemnify its officers and directors to the fullest extent permitted by Pennsylvania law, including some instances in which indemnification is otherwise discretionary under Pennsylvania law. Reference is made to Zany Brainy's Amended and Restated Bylaws filed as Exhibit 3.2 hereto.

   Zany Brainy has an insurance policy which insures the directors and officers of Zany Brainy against certain liabilities which might be incurred in connection with the performance of their duties.

Item 15. Recent Sales of Unregistered Securities

   During the past three years, Zany Brainy has issued and sold unregistered securities in the transactions described below.

Shares of Preferred Stock

1. Pursuant to a Purchase Agreement dated September 24, 1996 and November 27, 1996, Zany Brainy issued an aggregate of 749,984 shares of Series C Convertible Preferred Stock to 39 accredited investors for a purchase price of $22.50 per share, or an aggregate purchase price of $16,874,640.

2. Pursuant to a Purchase Agreement dated September 24, 1996, Zany Brainy issued an aggregate of 748,334 shares of Series BB Convertible Preferred Stock to 35 holders of Zany Brainy's Series B Convertible Preferred Stock in exchange for these holders' shares of Series B Convertible Preferred Stock.

Options to Purchase Common Stock

3. The Company from time to time has granted stock options to employees, directors and consultants. The following table sets forth certain information regarding such grants:

                                                        No. of      Range of
                                                        Shares   Exercise Prices
                                                       --------- ---------------
   1996...............................................   758,101      $4.00
   1997............................................... 1,169,507 $3.33 to $4.00
   1998...............................................   472,497 $4.00 to $9.00
   1999...............................................   719,400     $11.75

4. The following table sets forth certain information regarding option exercises:

                                                          No. of    Range of
                                                          Shares Exercise Prices
                                                          ------ ---------------
   1996..................................................  4,878 $3.33 to $4.00
   1997.................................................. 10,392 $3.33 to $4.00
   1998.................................................. 22,048      $3.33
   1999..................................................  1,837 $3.33 to $4.00

   Zany Brainy believes that the issuance of shares and under the Purchase Agreements described above did not involve a public offering and were exempt from registration under Section 4(2) of the Securities Act because such issuances were made to a limited group of persons, each of whom was believed to have been a sophisticated investor or had a pre-existing business or personal relationship with Zany Brainy or its management and because each such person was purchasing for investment without a view to further distribution. Restrictive legends were placed on stock certificates and are contained in stock option agreements evidencing the securities described above. Shares issued upon exercise of options were exempt from registration under Rule 3(b) of the Securities Act and Rule 701 promulgated thereunder.

Item 16. Exhibits and Financial Statement Schedules.

   (a) The following exhibits are filed as part of this registration statement:

                                    EXHIBITS

 Exhibit
 Number  Description
 ------- ---------------------------------------------------------------------
   1*    Form of Underwriting Agreement
   3.1*  Form of Amended and Restated Articles of Incorporation
   3.2   Form of Amended and Restated Bylaws
   5     Opinion of Morgan, Lewis & Bockius LLP regarding the legality of the shares of common stock being registered
  10.1*  1993 Stock Incentive Plan
  10.2*  1998 Equity Compensation Plan
  10.3*  Form of Stock Purchase Agreement providing registration rights to certain shareholders
  10.4*  Employment Agreement with Keith C. Spurgeon
  10.5*  Employment Agreement with Thomas G. Vellios
  10.6*  Employment Agreement with Robert A. Helpert
  10.7*  Amended and Restated Loan and Security Agreement dated October 9,
         1997, as amended, between Zany Brainy, Inc. and First Union
         Corporation, as successor in interest to CoreStates Bank, N.A.
  10.8   Commitment Letter dated May 5, 1999 between First Union National Bank and Zany Brainy
  21*    Subsidiaries
  23.1   Consent of Arthur Andersen LLP
         Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed
  23.2   as Exhibit 5 hereto)
         Power of Attorney (included on signature page to this Registration
  24.1*  Statement)
  27*    Financial Data Schedule

--------

*  Previously filed.

   (b) Financial statement schedules have been omitted because they are inapplicable, are not required under applicable provisions of Regulation S-X, or the information that would otherwise be included in such schedules is contained in the registrant's financial statements or accompanying notes.

Item 17. Undertakings.

   (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (c) The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Wynnewood, Pennsylvania on May 11, 1999.

                                          ZANY BRAINY, INC.

                                                  /s/ Keith C. Spurgeon
                                         By:
                                             ----------------------------------
                                              Keith C. Spurgeon
                                              Chairman of the Board and Chief
                                              Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             Signature                    Capacity                        Date

/s/ Keith C. Spurgeon                Chairman of the                 May 11, 1999
----------------------------------   Board and Chief
        Keith C. Spurgeon            Executive Officer
                                     (principal executive officer)


              *                     Chief Financial                  May 11, 1999
----------------------------------   Officer (principal
        Robert A. Helpert            financial and
                                     accounting officer)

              *                     Director                         May 11, 1999
----------------------------------
         C. Donald Dorsey

              *                                                      May 11, 1999
----------------------------------  Director
          Robert A. Fox

              *                     Director                         May 11, 1999
----------------------------------
       Gerald R. Gallagher


              *                                                      May 11, 1999
----------------------------------  Director
          Henry Nasella


              *                     Director                         May 11, 1999
----------------------------------
         Yves B. Sisteron

              *                     Director                         May 11, 1999
----------------------------------
          David V. Wachs


        /s/ Keith C. Spurgeon
By__________________________________
           Attorney-in-Fact

                                 EXHIBIT INDEX

 Exhibit
 Number  Description
 ------- ---------------------------------------------------------------------
   1*    Form of Underwriting Agreement
   3.1*  Form of Amended and Restated Articles of Incorporation
   3.2   Form of Amended and Restated Bylaws
   5     Opinion of Morgan, Lewis & Bockius LLP regarding the legality of the shares of common stock being registered
  10.1*  1993 Stock Incentive Plan
  10.2*  1998 Equity Compensation Plan
  10.3*  Form of Stock Purchase Agreement providing registration rights to certain shareholders
  10.4*  Employment Agreement with Keith C. Spurgeon
  10.5*  Employment Agreement with Thomas G. Vellios
  10.6*  Employment Agreement with Robert A. Helpert
  10.7*  Amended and Restated Loan and Security Agreement dated October 9,
         1997, as amended, between Zany Brainy, Inc. and First Union
         Corporation, as successor in interest to CoreStates Bank, N.A.
  10.8   Commitment Letter dated May 5, 1999 between First Union National Bank and Zany Brainy
  21*    Subsidiaries
  23.1   Consent of Arthur Andersen LLP
         Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed
  23.2   as Exhibit 5 hereto)
         Power of Attorney (included on signature page to this Registration
  24.1*  Statement)
  27*    Financial Data Schedule

--------

*  Previously filed.